Filed pursuant to Rule 424(b)(2)
Registration No. 333-153917
PROSPECTUS SUPPLEMENT
(To prospectus dated October 9, 2008)

2,000,000 Shares

We are offering 2,000,000 shares of our common stock, par value $1.00 per share.

Our common stock is listed on the Nasdaq Stock Market under the symbol “SAFM”. On March 31, 2010, the closing price of our common stock on the Nasdaq Stock Market was $53.61 per share.

	Per share	Total

Public offering price	$53.00	$106,000,000
Underwriting discounts and commissions	$2.65	$5,300,000
Proceeds to Sanderson Farms, Inc., before expenses	$50.35	$100,700,000

We have granted the underwriters an option for a period of 30 days from the date of this prospectus supplement to purchase up to 300,000 additional shares of our common stock at the public offering price, less the underwriting discounts and commissions, to cover over-allotments.

Investing in our common stock involves risks. You should carefully consider the risk factors beginning on page S-8 of this prospectus supplement and page 1 of the accompanying prospectus before purchasing our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about April 7, 2010.

Joint Book-Running Managers

Morgan Stanley	J.P. Morgan

Co-Managers

BMO Capital Markets	Stephens Inc.

The date of this prospectus supplement is March 31, 2010.

Prospectus Supplement

Prospectus

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus and any free writing prospectus we provide to you. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it.

We are not, and the underwriters are not, making an offer to sell securities in any jurisdiction where the offer or sale is not permitted.

You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and any free writing prospectus we provide to you is accurate only as of the respective dates on the front cover of these documents or earlier dates specified herein or therein and that the information incorporated herein or therein by reference is accurate only as of its date. Our business, financial condition, results of operations and prospects may have changed since those dates. It is important that you read and consider all of the information in this prospectus supplement on the one hand, and the information contained in the accompanying prospectus and any document incorporated by reference and any free writing prospectus we provide to you, on the other hand, in making your investment decision.

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ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the shares of common stock that we are offering, and other matters relating to us. The second part, the attached prospectus, gives more general information about us, the shares of common stock and the other securities we may offer from time to time, some of which does not apply to the shares of common stock we are offering. Generally, when we refer to the prospectus, we are referring to both parts of this document combined. If the description of the shares of common stock in the prospectus supplement differs from the description of the shares of common stock in the accompanying prospectus, you should rely on the information in this prospectus supplement.

When we use the terms “Sanderson Farms,” the “Company,” “we,” “us” or “our” in this prospectus supplement, we mean Sanderson Farms, Inc. and its subsidiaries on a consolidated basis, unless we state or the context implies otherwise.

This document may only be used where it is legal to sell the shares of common stock. Certain jurisdictions may restrict the distribution of these documents and the offering of the shares of common stock. We require persons receiving these documents to inform themselves about and to observe any such restrictions. We have not taken any action that would permit an offering of the shares of common stock or the distribution of these documents in any jurisdiction that requires such action.

MARKET AND INDUSTRY DATA

Unless we indicate otherwise, we base the information concerning our industry contained or incorporated by reference herein on our general knowledge of and expectations concerning the industry. Our market position, market share and industry market size is based on our estimates using our internal data and estimates, based on data from various industry analyses, our internal research and adjustments and assumptions that we believe to be reasonable. We have not independently verified data from industry analyses and cannot guarantee their accuracy or completeness. In addition, we believe that data regarding the industry, market size and our market position and market share within such industry provide general guidance but are inherently imprecise. Further, our estimates and assumptions involve risks and uncertainties and are subject to change based on various factors, including those discussed in the “Risk Factors” section of this prospectus supplement and the other information contained or incorporated by reference in this prospectus supplement. These and other factors could cause results to differ materially from those expressed in the estimates and assumptions.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document and the documents incorporated by reference, and other written or oral statements we may make or others may make on our behalf, will include forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are based on a number of assumptions about future events and are subject to various risks, uncertainties and other factors that may cause actual results to differ materially from the views, beliefs, projections and estimates expressed in such statements. These risks, uncertainties and other factors include, but are not limited to those discussed under “Risk Factors” and the following:

•	Changes in the market price for our finished products and feed grains, both of which may fluctuate substantially and exhibit cyclical characteristics typically associated with commodity markets.

•	Changes in economic and business conditions, monetary and fiscal policies or the amount of growth, stagnation or recession in the global or U.S. economies, any of which may affect the value of inventories, the collectability of accounts receivable or the financial integrity of customers, and the ability of the end user or consumer to afford protein.

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•	Changes in the political or economic climate, trade policies, laws and regulations or the domestic poultry industry of countries to which we or other companies in the poultry industry ship product, and other changes that might limit our or the industry’s access to foreign markets.

•	Changes in laws, regulations, and other activities in government agencies and similar organizations applicable to us and the poultry industry and changes in laws, regulations and other activities in government agencies and similar organizations related to food safety.

•	Various inventory risks due to changes in market conditions.

•	Changes in and effects of competition, which is significant in all markets in which we compete, and the effectiveness of marketing and advertising programs. We compete with regional and national firms, some of which have greater financial and marketing resources than we do.

•	Changes in accounting policies and practices we adopted voluntarily or were required to be adopted by accounting principles generally accepted in the United States.

•	Disease outbreaks affecting the production performance and/or marketability of our poultry products.

•	Changes in the availability and cost of labor and growers.

You should not place undue reliance on forward-looking statements we make or that are made on our behalf. Each such statement speaks only as of the day it was made. We undertake no obligation to update or to revise any forward-looking statements. We cannot control the factors described above. When used in this document and the documents incorporated by reference, the words “believes”, “estimates”, “plans”, “expects”, “should”, “outlook”, and “anticipates” and similar expressions as they relate to us or our management are intended to identify forward-looking statements.

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SUMMARY

This summary highlights selected information about us. It may not contain all the information that may be important to you in deciding whether to invest in our common stock. You should read this entire prospectus supplement and the accompanying prospectus, together with the information incorporated by reference, including the financial data and related notes, before making an investment decision. You should read “Risk Factors” beginning on page S-8 of this prospectus supplement and on page 1 of the accompanying prospectus for more information about important risks that you should consider before buying the common stock to be issued in connection with this offering.

OUR BUSINESS

Business

We produce, process, market and distribute fresh and frozen chicken. We also prepare, process, market and distribute processed and prepared chicken items.

We sell chill pack, ice pack, bulk pack and frozen chicken, both whole and cut-up and in boneless form, primarily under the Sanderson Farms® brand name to retailers, distributors and casual dining operators principally in the southeastern, southwestern, northeastern and western United States. We also sell to brokers and others who resell frozen chicken into export markets. During our fiscal year ended October 31, 2009, we processed approximately 397 million chickens, or over 2.4 billion dressed pounds. Based on a survey published by an industry publication, we believe we were the 4th largest processor of dressed chickens in the United States in 2009 in terms of estimated average weekly processing.

Our chicken operations include 6 feed mills, 7 hatcheries and 8 processing plants in Laurel, Collins, Hazlehurst and McComb, Mississippi; Hammond, Louisiana; Bryan and Waco, Texas and Moultrie, Georgia. We deliver chicks from our hatcheries to farmers, called growers, who have entered into contracts with us to raise the chicks for us. When the chicks reach the age we desire, we deliver them to our processing plants. Our plants then process, sell and distribute our dressed chicken products. We have contracts with operators of approximately 575 grow-out farms and operators of approximately 180 breeder farms.

We conduct our processed and prepared chicken business through our Foods Division in Jackson, Mississippi. The Foods Division processes, markets and distributes approximately 75 institutional and consumer packaged partially cooked or marinated chicken items that it sells nationally and regionally, primarily to distributors and food service establishments. A majority of the prepared chicken items are made to the specifications of food service users.

We conduct virtually all of our business through our subsidiaries.

Growth Strategy

Since we completed our initial public offering in May 1987, we have significantly expanded our operations to increase our production capacity, product lines and marketing flexibility. This growth was coupled with a change in our marketing strategy and product mix away from the production of small birds primarily for the fast food markets. Instead, we have concentrated our production in the more profitable retail and big bird deboning markets serving the retail and food service industries. As a result, the chickens we process have a larger average weight than before this marketing shift, and we have substantially increased the number of pounds we process. In addition, we evaluate internal and external expansion opportunities on an on-going basis to continue our growth in poultry and related food products.

Through 1997, our expansion included:

•	the expansion of our Hammond, Louisiana processing facility;

•	the addition of second shifts at our Hammond, Louisiana, Laurel, Hazlehurst, and Collins, Mississippi processing facilities;

•	expansion of freezer and production capacity at our prepared chicken facility in Jackson, Mississippi;

•	the expansion of freezer capacity at our Laurel, Mississippi, Hammond, Louisiana and Collins, Mississippi processing facilities;

•	the addition of deboning capabilities at all of our poultry processing facilities;

•	the construction and start-up of our McComb, Mississippi and Bryan, Texas production and processing complexes, including, for each complex, a hatchery, a feed mill, a processing plant, and a waste water treatment facility; and

•	the expansion and renovation of the hatchery at our Hazlehurst, Mississippi production facilities.

In 2005, we began operations at a new poultry processing complex that we built in southern Georgia. The complex serves the retail chill pack market and consists of a feed mill, hatchery, processing plant and waste water treatment facility. This plant has the capacity to process 1.25 million head of chickens per week.

In 2007, we began operations at a new poultry complex in Waco, Texas. The complex consists of an expanded feed mill in Robertson County, Texas that was serving our Bryan complex, and a hatchery, processing plant and waste water treatment facility. This plant serves the food service market and has the capacity to process 1.25 million head of chickens per week.

Recent Developments

New Poultry Complexes

In August 2009, we began construction of a poultry complex in Kinston, North Carolina. The budget for the project is approximately $121.4 million of which $95.6 million remained unspent as of February 28, 2010. The facilities will comprise a state-of-the-art poultry complex including a feed mill, hatchery, waste water treatment facility and processing plant with the capacity to process 1.25 million birds per week for the retail chill pack market. At full capacity, the complex will employ approximately 1,500 people, will require approximately 130 contract growers, and will be equipped to process and sell 6.7 million pounds per week of dressed poultry meat. We expect initial operation of the new complex to begin during the first quarter of fiscal 2011.

Simultaneously with this offering, we announced our plans to invest approximately $94 million in a potential new poultry complex serving the food service market to be located near Goldsboro, North Carolina, subject to various contingencies including, among others, our obtaining an acceptable economic incentive package from the state and local governments. The project, if completed, will consist of an expansion of the feed mill for our Kinston, North Carolina plant, a hatchery, a processing plant with capacity to process 1.25 million chickens per week and a waste water treatment facility. At full capacity, the plant is expected to employ approximately 1,100 people, will require approximately 150 contract growers, and will be equipped to process and sell 8.9 million pounds of dressed poultry per week. We will need to obtain the consent of our lenders under our revolving credit facility to increase the $35 million limit in that facility on our capital expenditures before we can begin construction of the new complex. We will also need to identify a site, obtain permits, enter into construction contracts and complete construction before the complex can open. We expect to begin construction of the complex in the second quarter of fiscal 2011 and expect to begin operations in the third quarter of fiscal 2012. See “Risk Factors—The construction and potential benefits of our new North Carolina facilities are subject to risks and uncertainties.”

Once construction of both of our North Carolina facilities is complete, we will have the capacity to process a total of 10.6 million head of chickens per week across all of our operations.

Trade Disputes

Nearly all of our customers are based in the United States, but some of our customers resell our frozen poultry products into the export markets, including Russia and China. In fiscal 2009, approximately 10% of our sales were to export markets, including $47.8 million of sales attributable to Russia and $53.2 million of sales attributable to China. In January 2010, Russia banned imports of U.S. poultry, citing concerns about the U.S. practice of treating poultry meat with chlorinated water during processing. In February 2010, China imposed anti-dumping duties on U.S. chicken products, including a 64.5% duty on our products.

Since these trade disputes arose, we and our customers who resell our frozen chicken products in Russia and China have been able to sell those products in alternative markets without a significant price disadvantage. However, an oversupply of chicken in alternative markets could develop, which could cause poultry prices in those markets to fall precipitously. While we have not seen a significant reduction in demand from our customers who resell or previously resold our frozen chicken products in China, and have therefore not experienced a decline in our revenues or profits from those customers, there is limited demand outside China for the product that our customers resell there, so if an oversupply in alternative markets occurs, our customers may be forced to resell those products in China and pay the applicable duty. This would lower their return and the price they would be willing to pay us, reducing our revenues and profits. Moreover, we and other producers might be forced to sell some of the product we normally produce for Russia in the United States, which could depress domestic poultry prices.

Although Russian and U.S. officials have been in on-going talks to remove the Russian embargo, they have not yet reached an agreement and we do not know when or if they will do so. We have appealed to the Ministry of Commerce of the People’s Republic of China for a reversal of the imposition of the Chinese duty, but we do not know when or if such appeal will be granted. See “Risk Factors — A decrease in demand for our products in the export markets could materially and adversely affect our results of operations.”

Competitive Strengths

We believe our primary competitive strengths are:

•	our track record as one of the most efficient, lowest cost producers in the industry and our history of generally higher profit margins than our public company competitors;

•	our conservative balance sheet and consistently favorable debt to capital ratio;

•	our marketing strategy and profitable product mix, concentrated in the chill pack and big bird deboning markets; and

•	our focus on building long-term value for our shareholders through strategic growth of our operations.

Because of our solid balance sheet and consistently favorable debt to capital ratio, we have been able to grow our company even during downturns in our industry, which historically has been extremely cyclical. We believe our expansion plans will be significantly accretive to earnings over the long term, although the expansion may lead to higher debt to capital ratios in the short term and earnings could be impacted by any one of the many cyclical factors affecting our industry in the short term.

During the second half of 2008 and the beginning of 2009, our industry experienced significantly elevated grain prices, product oversupply and overall weak demand for poultry products, particularly in the food service sector, and reduced export demand resulting from the global economic slowdown. Reduced demand for chicken products resulted in industry-wide production cuts beginning in the fall of 2008, and caused certain less efficient production assets in the industry to be closed. The reduction in supply resulted, in turn, in improved chicken market prices. Despite these improved industry fundamentals, we believe the severity of the recent industry downturn, coupled with the contraction in available financing capital due to the global recession, will limit industry growth over the short term, particularly in the food service sector, at least until the economy improves. In this environment, we believe our planned expansion and efficient operations will make us especially well positioned to take advantage of new markets.

Corporate Information

Our post office address is P.O. Box 988, Laurel, Mississippi 39441, and our telephone number is (601) 649-4030.

THE OFFERING

Issuer	Sanderson Farms, Inc.

Common stock offered by us	2,000,000 shares (or 2,300,000 shares if the underwriters exercise in full their option to purchase additional shares)

Common stock to be outstanding immediately after the completion of this offering[1]	23,011,478 shares (or 23,311,478 shares if the underwriters exercise in full their option to purchase additional shares)

Over-allotment option	We have granted the underwriters an option to purchase from us within 30 days of the date of this prospectus supplement up to an additional 300,000 shares of common stock solely to cover over-allotments, if any.

Use of proceeds	We estimate that the net proceeds from the sale of the shares, after deducting underwriting discounts and commissions and estimated offering expenses, will be approximately $100.3 million, or approximately $115.4 million if the underwriters’ over-allotment option is exercised in full.

We intend to use the net proceeds from this offering, together with other funds, to finance the remaining costs of our poultry complex that is under construction in Kinston, North Carolina, and a potential new complex to be located near Goldsboro, North Carolina. Pending such uses, we intend to apply such net proceeds to reduce indebtedness and to invest in cash and cash equivalents. We may use some of the invested proceeds as working capital and for general corporate purposes. Our construction of the potential new Goldsboro complex is subject to various contingencies. See “Use of Proceeds” on page S-15.

Dividend Policy	We pay a regular quarterly cash dividend of $0.15 per quarter, the declaration and amount of which is subject to change any time at the discretion of our board of directors.

Nasdaq Symbol	“SAFM”

Risk Factors	See “Risk Factors” beginning on page S-8 and page 1 of the accompanying prospectus and other information included and incorporated by reference in this prospectus supplement and the prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

 1  The number of common shares issued and outstanding after this offering is based on 21,011,478 common shares issued and outstanding as of March 26, 2010, which amount includes 607,745 restricted shares outstanding under our Stock Incentive Plan, but excludes 212,858 shares issuable in respect of awards made under our equity compensation plans, consisting of 21,564 shares issuable in respect of unexercised stock options under our Amended and Restated Stock Option Plan and 191,294 unearned performance shares awarded under the Stock Incentive Plan.

Conflicts of Interest	Because an affiliate of one of the underwriters is a lender under our revolving credit facility, and such affiliate may receive more than 5% of the net proceeds of this offering when we apply such net proceeds to reduce indebtedness under our revolving credit facility, such underwriter may be deemed to have a “conflict of interest” with us under NASD Rule 2720 of the Financial Industry Regulatory Authority (“FINRA”). This offering is being conducted in compliance with the requirements of NASD Rule 2720.

SUMMARY CONSOLIDATED HISTORICAL FINANCIAL DATA

The following consolidated financial data is derived from our consolidated financial statements. Historical results should not be taken as necessarily indicative of the results that may be expected for any future period. You should read this consolidated financial data in conjunction with our consolidated financial statements and the related notes, and “Management’s Discussion and Analysis of Results of Operations and Financial Condition” incorporated by reference in this prospectus supplement from our Annual Report on Form 10-K for the fiscal year ended October 31, 2009 and our Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2010, as well as “Selected Financial Data” from our fiscal 2009 Form 10-K.

Accounting Standards Codification Topic No. 260 (ASC No. 260) clarifies that share-based payment awards that entitle holders to receive non-forfeitable dividends before vesting should be considered participating securities and thus included in the calculation of basic EPS. Effective November 1, 2009, these awards are now included in the calculation of basic EPS under the two-class method, a change that reduces both basic and diluted EPS. The two-class method allocates earnings for the period between common shareholders and other security holders. The participating securities awards that receive dividends will be allocated the same amount of income as if they were outstanding shares.

All prior period EPS data presented have been adjusted retrospectively to conform to the provisions of ASC 260. Previously, we included unvested share payment awards in the calculation of diluted EPS under the treasury stock method.

	Fiscal Year Ended			Three Months Ended
	October 31,			January 31,
(In thousands, except per share data)	2009	2008	2007	2010	2009
				(Unaudited)	(Unaudited)

STATEMENT OF OPERATIONS:
Net sales	$1,789,508	$1,723,583	$1,474,844	$420,123	$388,884
Cost of sales	1,589,235	1,683,660	1,289,654	378,044	383,912

Non-recurring charges	0	51,987	0	0	0
Total cost of sales	1,589,235	1,735,647	1,289,654	378,044	383,912
Gross profit (loss)	200,273	(12,064)	185,190	42,079	4,972
Selling, general and administrative expenses	63,663	53,599	59,797	16,360	11,914

Operating income (loss)	136,610	(65,663)	125,393	25,719	(6,942)
Interest expense, net	(8,990)	(8,372)	(4,964)	(1,127)	(3,204)
Other income (expense), net	6	(49)	84	5	(3)

Income (loss) before income taxes	127,626	(74,084)	120,513	24,597	(10,149)
Income tax expense (benefit)	45,307	(30,955)	41,680	8,780	(3,400)

Net income (loss)	$82,319	$(43,129)	$78,833	$15,817	$(6,749)

	Fiscal Year Ended			Three Months Ended
	October 31,			January 31,
	2009	2008	2007	2010	2009
				(Unaudited)	(Unaudited)

PER COMMON SHARE DATA:
Income available to common shareholders, basic	$3.94	$(2.13)	$3.83	$0.75	$(0.33)
Income available to common shareholders, diluted	$3.94	$(2.13)	$3.82	$0.75	$(0.33)
Cash dividend declared per common share	$0.57	$0.56	$0.50	$0.15	$0.14
Basic weighted average common shares outstanding	20,317	20,269	20,140	20,360	20,296
Diluted weighted average common shares outstanding	20,327	20,269	20,186	20,370	20,296

PREVIOUSLY REPORTED PER SHARE DATA:
Basic weighted average shares outstanding	20,317	20,269	20,140
Diluted weighted average shares outstanding	20,613	20,269	20,301
Income available to common shareholders, basic	$4.05	$(2.13)	$3.91
Income available to common shareholders, diluted	$3.99	$(2.13)	$3.88

OTHER DATA:
Depreciation and amortization	$43,197	$41,931	$33,195	$10,859	$10,949
Capital expenditures	$25,356	$48,757	$114,449	$23,298	$7,205

	As of October 31,			As of January 31,
(In thousands)	2009	2008	2007	2010
				(Unaudited)

CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents	$8,194	$4,261	$2,623	$665
Working capital	162,663	188,779	128,049	165,093
Total assets	636,176	681,158	600,373	652,717
Total debt, including current maturities	104,145	226,541	97,078	103,957
Total stockholders’ equity	430,708	353,967	404,546	446,046

RISK FACTORS

Your investment in our securities involves risks. You should carefully consider the risks described below, in addition to the other information and risk factors contained in, or incorporated by reference into, this prospectus supplement and the attached prospectus, including any risk factors contained in any annual report on Form 10-K incorporated by reference, before deciding whether an investment in our securities is appropriate for you.

Risks Related to Our Common Stock

Our stock price may be volatile, and you may not be able to resell shares of our common stock at or above the price you paid.

The market price of our common stock could be subject to wide fluctuations in response to factors such as the following, many of which are beyond our control:

•	market cyclicality and fluctuations in the price of feed grains and chicken products, as described above;

•	quarterly variations in our operating results, or results that vary from the expectations of securities analysts and investors;

•	changes in investor perceptions of the poultry industry in general, including our competitors and

•	general economic and competitive conditions.

For example, over the past 52 weeks through March 26, 2010, the price of our common stock reported by The Nasdaq Stock Market ranged from a low of $35.18 per share to a high of $56.89 per share. In addition, purchases or sales of large quantities of our stock could have an unusual effect on our market price.

In addition, broad market and industry fluctuations, as well as investor perception and the depth and liquidity of the market for our common stock, may adversely affect the trading price of our common stock, regardless of our actual operating performance. Moreover, securities markets worldwide recently have experienced, and may continue to experience, significant price and volume fluctuations.

Anti-takeover provisions in our charter and by-laws, as well as certain provisions of Mississippi law, may make it difficult for anyone to acquire us without approval of our board of directors.

Our articles of incorporation and by-laws contain provisions that may discourage attempts to acquire control of our company without the approval of our board of directors. These provisions, among others, include a classified board of directors, advance notification requirements for stockholders to nominate persons for election to the board and to make stockholder proposals, and special stockholder voting requirements. These measures, and any others we may adopt in the future, as well as applicable provisions of Mississippi law, may discourage offers to acquire us and may permit our board of directors to choose not to entertain offers to purchase us, even offers that are at a substantial premium to the market price of our stock. Our stockholders may therefore be deprived of opportunities to profit from a sale of control of our company, and as a result, may adversely affect the marketability and market price of our common stock.

Shares eligible for future sale may cause the market price of our common stock to decline, even if our business is doing well.

Upon completion of this offering, we will have 23,311,478 shares of common stock outstanding, assuming the underwriters exercise their over-allotment option in full. In addition, there are 212,858 shares issuable in respect of awards made under our equity compensation plans, consisting of 21,564 shares issuable upon the exercise of outstanding stock options and 191,294 unearned performance shares. Upon completion of this offering, approximately 1,509,341 shares held by our directors and executive officers will be subject to lock-up agreements with the underwriters, restricting the sale of such shares for 90 days after the date of this prospectus supplement. These lock-up agreements are subject to a number of exceptions and holders may be released from these agreements without prior notice at the discretion of the underwriters. The price of our common stock may decline if stockholders subject to lock-up agreements sell a substantial number of shares. In the future, we may sell additional shares of our common stock to raise capital. Sales of substantial amounts of our common stock in the public market after this offering, or the perception that these sales may occur, could adversely affect the price of our common stock and could impair our ability to raise capital through the sale of additional equity securities.

Risks Related to Our Business

Industry cyclicality can affect our earnings, especially due to fluctuations in commodity prices of feed ingredients and chicken.

Profitability in the poultry industry is materially affected by the commodity prices of feed ingredients, chicken, and, to a lesser extent, alternative proteins. These prices are determined by supply and demand factors, and supply and demand factors in respect of feed ingredients and chicken may not correlate. For example, grain prices during 2009 were relatively high, while prices for chicken products did not increase proportionally. As a result, the poultry industry is subject to wide fluctuations that are called cycles. Typically we do well when chicken prices are high and feed prices are low. We do less well, and sometimes have losses, when chicken prices are low and feed prices are high. It is very difficult to predict when these cycles will occur. All we can safely predict is that they do and will occur.

Various factors can affect the supply of corn and soybean meal, which are the primary ingredients of the feed we use. In particular, global weather patterns, including adverse weather conditions that may result from climate change, the global level of supply inventories and demand for feed ingredients, currency fluctuations and the agricultural and energy policies of the United States and foreign governments all affect the supply of feed ingredients. Weather patterns often change agricultural conditions in an unpredictable manner. A sudden and significant change in weather patterns could affect supplies of feed ingredients, as well as both the industry’s and our ability to obtain feed ingredients, grow chickens or deliver products. More recently, demand for corn from ethanol producers has resulted in sharply higher costs for corn and other grains.

Increases in the prices of feed ingredients will result in increases in raw material costs and operating costs. Because prices for our products are related to the commodity prices of chickens, which depend on the supply and demand dynamics of fresh chicken, we typically are not able to increase our product prices to offset these increased grain costs. We periodically enter into contracts to purchase feed ingredients at current prices for future delivery to manage our feed ingredient costs. This practice could reduce, but does not eliminate, the risk of increased operating costs from commodity price increases. In addition, if we are unsuccessful in our grain buying strategy, we could actually pay a higher cost for feed ingredients than we would if we purchased at current prices for current delivery.

Prepared chicken and poultry inventories, and inventories of feed, eggs, medication, packaging supplies and live chickens, are stated on our balance sheet at the lower of cost (first-in, first-out method) or market. Our cost of sales is calculated during a period by adding the value of our inventories at the beginning of the period to the cost of growing, processing and distributing products produced during the period and subtracting the value of our inventories at the end of the period. If the market prices of our inventories are below the accumulated cost of those inventories at the end of a period, we would record adjustments to write down the carrying value of the inventory from cost to market value. These write-downs would directly increase our cost of sales by the amount of the write-downs. This risk is greatest when the costs of feed ingredients are high and the market value for finished poultry products is declining.

For example, for the fiscal year ended October 31, 2008, we recorded a charge of $35 million to lower the value of live broiler inventories on hand at that date from cost to estimated market value because the estimated market price for the products to be produced from those live chickens when sold was estimated to be below the estimated cost to grow, process and distribute those chickens. Market conditions improved during the first fiscal quarter ended January 31, 2009 such that the estimated market price of the products to be produced from our live broiler inventories on January 31, 2009 was higher than the estimated cost to grow, process and distribute those chickens and, accordingly, we recorded our live broiler inventories on January 31, 2009 at cost. The $35 million adjustment to inventory on October 31, 2008 effectively absorbed into fiscal

2008 a portion of the costs to grow, process and distribute chickens that we would have otherwise incurred in the first quarter of fiscal 2009, thereby benefitting fiscal 2009. Any similar adjustments that we make in the future could be material, and could materially adversely affect our financial condition and results of operations.

Outbreaks of avian disease, such as avian influenza, or the perception that outbreaks may occur, can significantly restrict our ability to conduct our operations.

We take reasonable precautions to ensure that our flocks are healthy and that our processing plants and other facilities operate in a sanitary and environmentally sound manner. Nevertheless, events beyond our control, such as the outbreak of avian disease, even if it does not affect our flocks, could significantly restrict our ability to conduct our operations or our sales. An outbreak of disease could result in governmental restrictions on the import and export of fresh and frozen chicken, including our fresh and frozen chicken products, or other products to or from our suppliers, facilities or customers, or require us to destroy one or more of our flocks. This could result in the cancellation of orders by our customers and create adverse publicity that may have a material adverse effect on our business, reputation and prospects. In addition, world-wide fears about avian disease, such as avian influenza, have, in the past, depressed demand for fresh chicken, which adversely impacted our sales.

In recent years there has been substantial publicity regarding a highly pathogenic Asian strain of avian influenza, or AI, known as H5N1, which has affected Asia since 2002 and which has been found in Europe, the Middle East and Africa. It is widely believed that this strain of AI is spread by migratory birds, such as ducks and geese. There have also been some cases where this strain of AI is believed to have passed from birds to humans as humans came into contact with live birds that were infected with the disease.

Although the highly pathogenic Asian strain of AI has not been identified in North America, there have been outbreaks of both low and high pathogenic strains of avian influenza in North America, including in the U.S. in 2002 and 2004 and in Mexico in past years, including 2005. In addition, low pathogenic strains of the AI virus were detected in wild birds in the United States in 2006. Although these outbreaks have not generated the same level of concern, or received the same level of publicity or been accompanied by the same reduction in demand for poultry products in certain countries as that associated with the highly pathogenic Asian strain, they have nevertheless impacted our sales. Accordingly, even if the Asian strain does not spread to North America, we cannot assure you that it will not materially adversely affect domestic or international demand for poultry produced in North America, and, if it were to spread to North America, we cannot assure you that it would not significantly affect our operations or the demand for our products, in each case in a manner having a material adverse effect on our business, reputation or prospects.

A decrease in demand for our products in the export markets could materially and adversely affect our results of operations.

Nearly all of our customers are based in the United States, but some of our customers resell frozen poultry products in the export markets. Our chicken products are sold in Russia and other former Soviet countries, China and Mexico, among other countries. Approximately 10% of our sales in fiscal 2009 were to export markets, including $47.8 million to Russia and $53.2 million to China. Any disruption to the export markets, such as trade embargos, import bans, duties or quotas could materially impact our sales or create an oversupply of chicken in the United States. This, in turn, could cause domestic poultry prices to decline. Any quotas or bans in the future could materially and adversely affect our sales and our results of operations.

On January 19, 2010, Russia banned imports of U.S. poultry, citing its concerns about the U.S. practice of treating poultry meat with chlorinated water during processing. On February 5, 2010, China announced that it would impose anti-dumping duties on U.S. chicken products beginning on February 13, 2010. The duty applicable to Sanderson Farms products is 64.5%. Since the imposition of the Russian embargo and the Chinese duty, we and our customers who resell our frozen chicken products in Russia and China have been able to sell those products in alternative markets without a significant price disadvantage. However, this could create an oversupply of chicken in those alternative markets and could cause poultry prices in those alternative markets to decline precipitously, which would adversely affect our results of operations. While we have not seen a significant reduction in demand from our customers who resell or previously resold our frozen chicken products in China, and have not therefore experienced a decline in our revenue or profits from those customers, there is limited demand outside China for the product that our customers resell there, so if an oversupply in alternative markets occurs, our customers may be forced to resell those products in China and pay the applicable duty. This would lower their return and the price they would be willing to pay us, reducing our revenues and profits. In the case of products normally sold to Russia, if an oversupply of those products occurs in alternative markets, we and other producers may seek to sell some of those products in the United States, which could cause U.S. poultry prices to decline, further adversely affecting our results of operations. We cannot assure you whether the Russian government will lift the embargo, or, if they do lift it, when that might happen. Similarly, we do not know whether or when China might lift the anti-dumping duty.

Competition in the poultry industry with other poultry companies, especially companies with greater resources, may make us unable to compete successfully in this industry, which could adversely affect our business.

The poultry industry is highly competitive. Some of our competitors have greater financial and marketing resources than we have.

In general, the competitive factors in the U.S. poultry industry include:

•	price;

•	product quality;

•	brand identification;

•	breadth of product line and

•	customer service.

Competitive factors vary by major markets. In the food service market, competition is based on consistent quality, product development, service and price. In the U.S. retail grocery market, we believe that competition is based on product quality, brand awareness, price and customer service. Our success depends in part on our ability to manage costs and be efficient in the highly competitive poultry industry.

The loss of our major customers could have a material adverse effect on our results of operations.

Our sales to our top ten customers represented approximately 45.5% of our net sales during the 2009 fiscal year. Our non-chill pack customers, with whom we generally do not have long-term contracts, could significantly reduce or cease their purchases from us with little or no advance notice, which could materially and adversely affect our sales and results of operations.

We must identify changing consumer preferences and develop and offer food products to meet their preferences.

Consumer preferences evolve over time and the success of our food products depends on our ability to identify the tastes and dietary habits of consumers and to offer products that appeal to their preferences. We introduce new products and improved products from time to time and incur significant development and marketing cost. If our products fail to meet consumer preference, then our strategy to grow sales and profits with new products will be less successful.

Inclement weather, such as excessive heat or storms, could hurt our flocks, which could in turn have a material adverse affect on our results of operations.

Extreme weather in the Gulf South region where we operate, such as excessive heat, hurricanes or other storms, could impair the health or growth of our flocks or interfere with our hatching, production or shipping operations. Some scientists believe that climate change could increase the frequency and severity of adverse weather events. Extreme weather, regardless of its cause, could affect our business due to power outages; fuel shortages; damage to infrastructure from powerful winds, rising water or extreme temperatures; disruption of shipping channels; less efficient or non-routine operating practices necessitated by adverse weather or increased costs of insurance coverages in the aftermath of such events, among other things. Any of these factors could materially and adversely affect our results of operations. We may not be able to recover through insurance all of the damages, losses or costs that may result from weather events, including those that may be caused by climate change.

We rely heavily on the services of key personnel.

We depend substantially on the leadership of a small number of executive officers and other key employees. We have employment agreements with only three of these persons (our Chairman of the Board and Chief Executive Officer, our President and Chief Operating Officer, and our Treasurer and Chief Financial Officer), and those with whom we have no agreement would not be bound by non-competition agreements or non-solicitation agreements if they were to leave us. The loss of the services of these persons could have a material adverse effect on our business, results of operations and financial condition. In addition, we may not be able to attract, retain and train the new management personnel we need for our new complexes, or do so at the pace necessary to sustain our significant company growth.

We depend on the availability of, and good relations with, our employees and contract growers.

We have approximately 9,965 employees, approximately 34.7% of which are covered by collective bargaining agreements. In addition, we contract with over 750 independent farms in Mississippi, Texas and Georgia for the grow-out of our breeder and broiler stock and the production of broiler eggs. Our operations depend on the availability of labor and contract growers and maintaining good relations with these persons and with labor unions. If we fail to maintain good relations with our employees or with the unions, we may experience labor strikes or work stoppages. If we do not attract and maintain contracts with our growers, including new growers for our potential new poultry complex to be located near Goldsboro, North Carolina, our production operations could be negatively impacted.

Immigration legislation and enforcement may affect our ability to hire hourly workers.

Immigration reform continues to attract significant attention in the public arena and the United States Congress. If new immigration legislation is enacted at the federal level or in states in which we do business, such legislation may contain provisions that could make it more difficult or costly for us to hire United States citizens and/or legal immigrant workers. In such case, we may incur additional costs to run our business or may have to change the way we conduct our operations, either of which could have a material adverse effect on our business, operating results and financial condition. Also, despite our past and continuing efforts to hire only United States citizens and/or persons legally authorized to work in the United States, increased enforcement efforts with respect to existing immigration laws by governmental authorities may disrupt a portion of our workforce or our operations at one or more of our facilities, thereby negatively impacting our business. Officials with the Bureau of Immigration and Customs Enforcement have informally indicated an intent to focus their enforcement efforts on red meat and poultry processors.

If our poultry products become contaminated, we may be subject to product liability claims and product recalls.

Poultry products may be subject to contamination by disease-producing organisms, or pathogens, such as Listeria monocytogenes, Salmonella and generic E. coli. These pathogens are generally found in the environment and, as a result, there is a risk that they, as a result of food processing, could be present in our processed poultry products. These pathogens can also be introduced as a result of improper handling by our customers, consumers or third parties after we have shipped the products. We control these risks through careful processing and testing of our finished product, but we cannot entirely eliminate them. We have little, if any, control over proper handling once the product has been shipped. Nevertheless, contamination that results from improper handling by our customers, consumers or third parties, or tampering with our products by those persons, may be blamed on us. Any publicity regarding product contamination or resulting illness or death could adversely affect us even if we did not cause the contamination and could have a material adverse effect on our business, reputation and future prospects. We could be required to recall our products if they are contaminated or damaged and product liability claims could be asserted against us.

We are exposed to risks relating to product liability, product recalls, property damage and injuries to persons, for which insurance coverage is expensive, limited and potentially inadequate.

Our business operations entail a number of risks, including risks relating to product liability claims, product recalls, property damage and injuries to persons. We currently maintain insurance with respect to certain of these risks, including product liability and recall insurance, property insurance, workers compensation insurance and general liability insurance, but in many cases such insurance is expensive and difficult to obtain. We cannot assure you that we can maintain on reasonable terms sufficient coverage to protect us against losses due to any of these events.

We would be adversely affected if we expand our business by acquiring other businesses or by building new processing plants, but fail to successfully integrate the acquired business or run a new plant efficiently.

We regularly evaluate expansion opportunities such as acquiring other businesses or building new processing plants. Significant expansion involves risks such as additional debt, integrating the acquired business or new plant into our operations and attracting and retaining growers. In evaluating expansion opportunities, we carefully consider the effect that financing the opportunity will have on our financial condition. Successful expansion depends on our ability to integrate the acquired business or efficiently run the new plant. If we are unable to do this, expansion could adversely affect our operations, financial results and prospects.

Governmental regulation is a constant factor affecting our business.

The poultry industry is subject to federal, state, local and foreign governmental regulation relating to the processing, packaging, storage, distribution, advertising, labeling, quality and safety of food products including, but not limited to, regulations by the Federal Food and Drug Administration, the United States Department of Agriculture, the Occupational Safety and Health Administration and corresponding state agencies. While compliance with existing regulations has not had a material adverse effect on our earnings or competitive position, unknown matters, new laws and regulations, or stricter interpretations of existing laws or regulations may materially affect our business or operations in the future. Our failure to comply with applicable laws and regulations could subject us to administrative penalties and civil remedies, including fines, injunctions and recalls of our products. Our operations and those of our growers are also subject to extensive and increasingly stringent environmental regulation, which pertains, among other things, to the discharge of materials into the environment, odor and the handling and disposition of wastes. Failure to comply with these regulations can have serious consequences, including civil and administrative penalties and negative publicity.

Deteriorating national or global economic conditions could negatively impact our business.

Our business may be adversely affected by deteriorating national or global economic conditions, including rising inflation, unfavorable currency exchange rates and interest rates, the lack of availability of credit on reasonable terms, changes in consumer spending rates and habits, and a tight energy supply and rising energy costs. With respect to changes in government policy, our business could be negatively impacted if efforts and initiatives of the governments of the United States and other countries to manage and stimulate the economy fail or result in worsening economic conditions. Deteriorating economic conditions could negatively impact consumer demand for protein generally or our products specifically, consumers’ ability to afford our products, or consumer habits with respect to how they spend their food dollars.

The recent disruptions in credit and other financial markets caused by deteriorating national and international economic conditions could, among other things, make it more difficult for us, our customers or our growers or prospective growers to obtain financing and credit on reasonable terms, cause lenders to change their practice with respect to the industry generally or our company specifically in terms of granting credit extensions and terms, impair the financial condition of our customers, suppliers or growers making it difficult for them to meet their obligations and supply raw material, or impair the financial condition of our insurers, making it difficult or impossible for them to meet their obligations to us.

The construction and potential benefits of our new North Carolina facilities are subject to risks and uncertainties.

In August 2009, we began construction of a poultry complex in Kinston, North Carolina. The budget for the project is approximately $121.4 million. We expect initial operation of the new complex to begin during the first quarter of fiscal 2011. In connection with this offering, we have announced plans for a potential new poultry complex to be located near Goldsboro, North Carolina, subject to our obtaining an acceptable economic incentive package from the State of North Carolina and the local government. We expect to begin construction of the complex in the second quarter of fiscal 2011 and expect to begin operations in the third quarter of fiscal 2012. Our ability to complete construction of these plants on a timely basis and within budget is subject to a number of risks and uncertainties described below. Once constructed and in operation, the Kinston complex and the potential Goldsboro complex may not generate the benefits we expect if demand for the products to be produced by them is different from what we expect.

In order to begin construction of a new Goldsboro facility, we will need to take a significant number of steps and obtain a number of approvals, none of which we can assure you will be obtained. In particular:

•	we will need to identify a site and purchase or lease such site;

•	we will need to obtain the consent of the lenders under our revolving credit facility to increase the limit in that facility on our capital expenditures, which would not currently provide us sufficient capacity to begin construction of our new Goldsboro complex;

•	we will need to obtain a number of licenses and permits; and

•	we will need to enter into construction contracts.

Additionally, we must attract and enter into contracts with a sufficient number of growers for both North Carolina complexes, and our growers must obtain financing on reasonable terms. If we are unable to identify a site for the new Goldsboro complex, obtain the necessary licenses and permits for our Goldsboro complex, proceed with or complete construction of both complexes as planned, attract growers or achieve the expected benefits of these new facilities, our business could be negatively impacted.

We cannot assure you that we will be able to complete such steps on a timely basis, or at all, or on terms that are reasonable or consistent with our expectations.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the shares, after deducting underwriting discounts and commissions and estimated offering expenses, will be approximately $100.3 million, or approximately $115.4 million if the underwriters’ over-allotment option is exercised in full.

We intend to use the entire net proceeds of this offering, together with approximately $129.3 million, or $114.2 million if the underwriters’ over-allotment option is exercised in full, consisting of internally generated cash and, as necessary, borrowings under our revolving credit facility, to finance the remaining costs (as of February 28, 2010) of approximately $95.6 million, of our poultry complex that is under construction in Kinston, North Carolina, and the cost, which we estimate at approximately $94.0 million, of a potential new poultry complex that we plan to locate near Goldsboro, North Carolina. The new complex near Goldsboro is subject to various contingencies, including obtaining satisfactory state and local incentives, locating suitable property, obtaining necessary permits and obtaining the approval by our lenders of an amendment to our revolving credit agreement permitting, among other things, the capital expenditures for the Goldsboro complex. Pending such use, we will use approximately $40 million of the net proceeds to reduce our borrowings under the revolving credit facility to zero, and we will invest the remaining net proceeds (which will total $60.3 million if none of the underwriters’ over-allotment option is exercised or $75.4 million if such option is exercised in full) in cash and cash equivalents. As the remaining construction and other costs for the two new complexes become due, we will draw upon internally generated cash and the invested proceeds to pay those costs and, when those sources have been exhausted, we will then draw, to the extent necessary, on our revolving credit facility. We may also use some of the invested proceeds as working capital and for general corporate purposes until they are expended as stated above. For more information about the revolving credit facility, including interest rates and maturity, see Note 5 to our Consolidated Financial Statements included in our annual report on Form 10-K for fiscal year 2009.

PRICE RANGE OF OUR COMMON STOCK AND DIVIDEND POLICY

Our common shares are listed on the Nasdaq Stock Market under the symbol “SAFM.” On March 31, 2010, the closing price of our common shares on the Nasdaq Stock Market was $53.61 per share. The following table sets forth, for the fiscal periods indicated, the high and low closing prices of our common shares as reported on the Nasdaq Stock Market and quarterly dividends paid per share.

	High	Low	Dividends

2008
First Quarter	$34.19	$29.97	$.14
Second Quarter	41.94	32.83	.14
Third Quarter	50.00	33.03	.14
Fourth Quarter	43.76	27.49	.14
2009
First Quarter	$38.24	$21.65	$.14
Second Quarter	42.00	27.44	.14
Third Quarter	48.53	38.59	.14
Fourth Quarter	42.75	36.39	.15
2010
First Quarter	$47.95	$36.80	$.15
Second Quarter (through March 26, 2010)	56.04	46.10

The declaration and amount of dividends is subject to change at the discretion of our board of directors.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of January 31, 2010 on an actual basis and on an as adjusted basis to give effect to this offering and the application of the net proceeds from the sale of the common stock, as described under “Use of Proceeds” (assuming no exercise of the underwriters over-allotment option).

This table should be read in conjunction with “Use of Proceeds” and “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Quarterly Report on Form 10-Q for the quarterly period ended January 31, 2010 and our unaudited consolidated financial statements included in such Quarterly Report on Form 10-Q. See “Where You Can Find More Information.”

	As of January 31, 2010
(In thousands, except share data)	Actual	As Adjusted

Cash and cash equivalents	$665	$61,000

Debt:
Current maturities of long-term debt	991	991
Long-term debt, less current maturities	102,966	62,966

Total debt	103,957	63,957

Stockholders’ equity:
Preferred Stock:
Series A Junior Participating Preferred Stock, $100 par value: 500,000 shares authorized; none issued	—	—
Par value to be determined by the Board of Directors: 4,500,000 shares authorized; none issued	—	—
Common Stock, $1 par value: 100,000,000 shares authorized; 20,377,898 shares issued and outstanding, actual, 22,377,898 shares issued and outstanding, as adjusted	20,378	22,378
Paid-in capital	37,590	135,925
Retained earnings	388,078	388,078

Total stockholders’ equity	446,046	546,381

Total capitalization	$550,003	$610,338

As of March 29, 2010, we had $40.0 million outstanding under our revolving credit facility and had outstanding letters of credit of $10.0 million. As of March 29, 2010, we had $250.0 million of capacity remaining under the revolving credit facility.

The shares of common stock issued and outstanding, actual and adjusted, as of January 31, 2010, do not include restricted shares outstanding under our Stock Incentive Plan or shares issuable in respect of awards made under our equity compensation plans.

DESCRIPTION OF CAPITAL STOCK

The following summary description of our capital stock is not meant to be a complete description of each security. However, this prospectus supplement and the accompanying prospectus contain the material terms of the securities being offered. The description in this section and in the accompanying prospectus is qualified by reference to our articles of incorporation (including our certificate of designations) and by-laws. Copies of our articles of incorporation (including our certificate of designations) and by-laws are available from us upon request. These documents have also been filed with the SEC. Please read the section of this prospectus supplement entitled “Where You Can Find More Information.”

Some of the matters discussed below may have anti-takeover effects, such as:

•	the Mississippi Shareholder Protection Act,

•	the authority of our board of directors to issue preferred stock, and

•	the provisions of our articles of incorporation and by-laws relating to:

•	supermajority voting requirements,

•	advance notification of nominations for director and stockholder proposals,

•	the classification of our board, and

•	special meetings of stockholders.

These provisions may discourage or prevent other persons from offering to acquire us, even on terms that might be favorable to our stockholders.

Authorized Capital Stock

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $1.00 per share, and 5,000,000 shares of preferred stock, of which 500,000 shares are designated as Series A Junior Participating Preferred Stock, par value $100 per share.

Common Stock

The holders of outstanding shares of our common stock are entitled to one vote per share with respect to all matters that are required by law to be submitted to stockholders. There are no cumulative voting rights. Each holder of common stock is entitled to share in dividends declared by our board of directors in proportion to the number of shares the stockholder owns, subject to any preferred dividend rights of future holders of our preferred stock. Dividends on the common stock are non-cumulative.

If our company is voluntarily or involuntarily liquidated or dissolved, the holders of all shares of our common stock will share equally in assets available for distribution to holders of common stock, but only after all of our prior obligations are paid, including liquidation preferences granted to any future holders of preferred stock. Shares of our common stock are fully paid and non-assessable once they are issued and paid for.

The holders of our common stock have no preemptive, redemption or conversion rights, nor do they have any preferential right to purchase or subscribe for any unauthorized but unissued capital stock or any securities convertible into our common stock.

Preferred Stock

Our articles of incorporation authorize our board of directors, without further action by our stockholders, to issue up to 5,000,000 shares of preferred stock and to fix the preferences, limitations and relative rights of the preferred stock. The board may determine whether the shares may be redeemed and, if so, the redemption price and the terms and conditions of redemption, the amount payable to preferred stockholders in the event of voluntary or involuntary liquidation of our company, sinking fund provisions for the redemption or purchase of shares, and any terms and conditions on which shares may be converted. We currently have no preferred stock outstanding.

The issuance of shares of preferred stock by our board of directors as described above may adversely affect the rights of the holders of our common stock. For example, preferred stock may rank prior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. The issuance of shares of preferred stock may discourage third party bids for our common stock or may otherwise adversely affect the market price of the common stock.

Our board of directors is permitted to issue series of preferred stock with features that would deter a hostile takeover of our company. This could adversely affect the holders of our common stock. Our articles of incorporation attempt to preserve this potential deterrent effect by providing that any amendment reducing the number of authorized shares of common stock or preferred stock, or modifying the terms or conditions fixed by the board of directors with respect to any series of preferred stock, would require the favorable vote of at least 75% of the total common stock outstanding. However, this special voting requirement would not apply when:

•	at least two-thirds of the board recommends the amendment, and

•	no person or entity, other than certain members of the Sanderson family, together with persons related to that person or entity, beneficially owns more than:

•	20% of the outstanding shares of common stock, or

•	20% or more of the total voting power entitled to vote on the amendment.

Certain Charter, By-Law and Statutory Provisions

Classified Board of Directors. Our articles of incorporation divide the members of our board of directors into three classes, which are designated Class A, Class B and Class C. The members of each class serve for a three-year term. The terms are staggered, so that each year the term of only one of the classes expires. Staggering directors’ terms makes it more difficult for a potential acquirer to seize control of a target company through a proxy contest, even if the acquirer controls a majority of our stock, because only one-third of the directors stand for election in any one year.

Limitation of Liability and Indemnification of Directors and Officers. Our articles of incorporation provide that our directors and officers will not be liable to us or our stockholders for money damages for any action, or any failure to take any action, except for:

•	the amount of a financial benefit received by a director to which he is not entitled,

•	an intentional infliction of harm on us or our stockholders,

•	liability for unlawful distributions of our assets or unlawful redemptions or repurchases of our stock, or

•	an intentional violation of criminal law.

The by-laws provide that we must indemnify our directors and officers for actions against them as our directors and officers to the fullest extent permitted by law, except for actions we bring against them directly.

Special Meetings of Stockholders. Our chairman, any vice chairman, the president or the board of directors must call a special meeting whenever one is requested or demanded by a stockholder holding 10% or more of all the shares entitled to vote on any issue that the stockholder proposes for consideration at the special meeting. The articles of incorporation authorize the board to increase this percentage in its discretion.

Stockholder Voting Requirements. Our by-laws provide that in general, action on a matter (other than the election of directors) by the stockholders is approved if more votes are cast in favor of the action than votes cast against the action at a meeting at which a quorum is present. Our stockholders may act by a written consent instead of a meeting of stockholders, but only if the written consent is signed by all of our stockholders having voting power on the proposed action. The effect of this is to eliminate stockholder action by written consent, because it would be impractical to obtain the consent of every stockholder. Directors are elected at the annual meeting of stockholders at which their terms expire or at any special meeting of stockholders called for the purpose of electing directors if they receive the affirmative vote of a majority of the shares represented at the meeting, if a quorum is present.

Our articles of incorporation require the affirmative vote of two-thirds of the outstanding shares of our common stock in order to:

•	amend certain provisions of the articles of incorporation (unless, in some circumstances, the amendment has been recommended by two-thirds of the board);

•	approve a merger, share exchange, consolidation, sale of all or substantially all of our assets or a similar transaction; and

•	remove a director.

Advance Notice Requirements for Director Nominations and Stockholder Proposals. Our by-laws provide that our stockholders may nominate candidates for election as directors and may propose matters to be voted on at annual or special meetings of stockholders. The stockholder making a nomination or proposal must deliver a timely notice to us and comply with specified notice procedures contained in our by-laws. Generally, the by-laws require that stockholders give notice of nominations or proposals not earlier than 120 days or later than 90 days before the anniversary of the last annual meeting (or in the case of a special meeting, not earlier than 120 days or later than 90 days before the date of the special meeting).

Amendment of Bylaws. Our board of directors may amend or repeal the by-laws or adopt new by-laws by a majority vote. If any person, other than members of the Sanderson family, owns 20% or more of the outstanding stock or 20% or more of the total voting power entitled to vote on the matter, then changes to the by-laws concerning the following matters require the vote of 2/3 of the directors then in office:

•	classes of directors,

•	the filling of director vacancies,

•	super majority voting requirements,

•	cumulative voting and

•	classes of stock including preferences, limitations and relative rights.

Stockholders may amend or repeal by-laws or adopt new by-laws by a majority vote.

Mississippi Shareholder Protection Act. We amended our articles to incorporate substantially all of the provisions of the Mississippi Shareholder Protection Act as it existed on April 21, 1989. Under the articles, we may not enter into any business combination with a 20% stockholder other than certain members of the Sanderson family unless:

•	holders of two-thirds of the shares not owned by the 20% stockholder approve the combination;

•	two-thirds of the directors who would continue in office after the transaction approve the combination; or

•	the aggregate amount of the offer meets certain fair price criteria.

The articles provide that only in very limited circumstances will amendments to these provisions apply to business combinations with stockholders who were 20% stockholders at the time the amendments were adopted or approved.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES FOR NON-U.S. HOLDERS

The following discussion describes material U.S. federal income tax consequences associated with the purchase, ownership and disposition of shares of our common stock applicable to Non-U.S. Holders (as defined below) who acquire such shares in this offering. It is assumed in this discussion that a Non-U.S. Holder holds shares of our common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment). This discussion does not address special situations, including, without limitation, those of:

•	brokers or dealers in securities;

•	financial institutions;

•	regulated investment companies;

•	real estate investment trusts;

•	tax-exempt entities;

•	current or former owners, directly, indirectly or constructively, of five percent or more of our common stock or any other class of our stock, if any;

•	insurance companies;

•	persons holding common stock as a part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons liable for alternative minimum tax;

•	persons whose “functional currency” is not the U.S. dollar;

•	investors in pass-through entities;

•	entities or arrangements treated as partnerships for U.S. federal income tax purposes;

•	persons who acquired our common stock through the exercise of employee stock options or otherwise as compensation;

•	U.S. expatriates;

•	“controlled foreign corporations”; or

•	“passive foreign investment companies.”

This discussion does not address all aspects of U.S. federal income taxation. Furthermore, the discussion below is based upon the provisions of the Code, the existing and proposed U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof, and such authorities may be repealed, revoked, modified or subject to differing interpretations, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. This discussion does not address any state, local or foreign tax consequences, nor any U.S. federal tax consequences other than U.S. federal income tax consequences. Persons considering the purchase, ownership or disposition of our common stock should consult their own tax advisors concerning the U.S. federal tax consequences in light of their particular situations as well as any consequences arising under the laws of any other jurisdiction. In addition, foreign entities considering the purchase, ownership or disposition of our common stock should consult with their own tax advisors concerning new rules regarding U.S. federal income tax withholding and reporting on certain payments to a foreign entity of dividends and gross proceeds on the sale or disposition of stock after December 31, 2012 if applicable certification and other requirements (which are different from, and in addition to, those described below) are not satisfied.

A “U.S. Holder” of our common stock means a holder that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership purchasing common stock, we urge you to consult your own tax advisor.

A “Non-U.S. Holder” is a beneficial owner of our common stock (other than an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder.

THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES FOR NON-U.S. HOLDERS RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK. PROSPECTIVE HOLDERS OF OUR COMMON STOCK ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL, AND FOREIGN INCOME AND OTHER TAX LAWS) OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

Dividends

Dividends paid to you, if any, generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with your conduct of a trade or business within the United States and, if certain treaties apply, are attributable to your U.S. permanent establishment, are not subject to the withholding tax but instead are subject to U.S. federal income tax rates in the same manner as if you were a U.S. Holder. Special certification and disclosure requirements, including the completion of Internal Revenue Service Form W-8ECI (or any successor form), must be satisfied for effectively connected dividends to be exempt from withholding. If you are a foreign corporation, any such effectively connected dividends received by you may be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

If you wish to claim the benefit of an applicable income tax treaty for dividends, you will be required to complete Internal Revenue Service Form W-8BEN (or other applicable form) and certify under penalties of perjury that you are not a U.S. person and that you are entitled to the benefits of the applicable income tax treaty.

Special certification and other requirements apply to certain Non-U.S. Holders that are entities rather than individuals.

If you are eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Sale, Exchange or Other Disposition of Common Stock

You generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale, exchange or other disposition of shares of our common stock unless:

•	the gain is effectively connected with your conduct of a trade or business in the United States, and, if certain income tax treaties apply, is attributable to your U.S. permanent establishment;

•	if you are an individual and hold shares of our common stock as a capital asset, you are present in the United States for 183 days or more in the taxable year of the sale, exchange or other disposition, and certain other conditions are met; or

•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes.

If you are an individual and are described in the first bullet above, you will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates in the same manner as if you were a U.S. Holder. If you are an individual and are described in the second bullet above, you will be subject to a flat 30% tax on the gain derived from the sale, exchange or other disposition, which may be offset by U.S. source capital losses (even though you are not considered a resident of the United States). If you are a foreign corporation and are described in the first bullet above, you will be subject to tax on your gain under regular graduated U.S. federal income tax rates in the same manner as if you were a U.S. Holder and, in addition, may be subject to the branch profits tax on your effectively connected earnings and profits at a rate of 30% or at such lower rate as may be specified by an applicable income tax treaty.

Generally, a corporation is a “U.S. real property holding corporation” if the fair market value of its U.S. real property interests, as defined in the Code and applicable Treasury Regulations, equals or exceeds 50% of the aggregate fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe we are not, and do not anticipate becoming, a “U.S. real property holding corporation” for U.S. federal income tax purposes. However, there can be no assurance that the Internal Revenue Service will agree with this conclusion.

Information Reporting and Backup Withholding

Under certain circumstances, U.S. Treasury regulations require information reporting and backup withholding on certain payments on common stock or on the sale thereof. In general, we must report annually to the Internal Revenue Service and to each Non-U.S. Holder the amount of dividends paid to that holder and the U.S. federal withholding tax withheld with respect to those dividends, regardless of whether withholding is reduced or eliminated by an applicable income tax treaty. Copies of this information reporting may also be made available under the provisions of a specific tax treaty or agreement with the tax authorities in the country in which the Non-U.S. Holder resides or is established.

U.S. backup withholding tax (currently at a rate of 28%) is imposed on certain payments to persons that fail to furnish the information required under the U.S. information reporting requirements. Dividends on common stock paid to a Non-U.S. Holder will generally be exempt from backup withholding, provided the Non-U.S. Holder meets applicable certification requirements, including providing a correct and properly executed Internal Revenue Service Form W-8BEN, or otherwise establishes an exemption.

Under U.S. Treasury regulations, payments of proceeds from the sale of our common stock effected through a foreign office of a broker to its customer generally are not subject to information reporting or backup withholding. However, information reporting (but not backup withholding) will apply to payments of proceeds from the sale of our common stock effected through a foreign office of a broker if the broker is a U.S. person, a controlled foreign corporation for U.S. federal income tax purposes, a foreign person 50% or more of whose gross income is effectively connected with a U.S. trade or business for a specified three-year period or a foreign partnership with significant U.S. ownership or engaged in a U.S. trade or business, unless the broker has in its records documentary evidence that the beneficial owner of the payment is a Non-U.S. Holder or is otherwise entitled to an exemption (and the broker has no knowledge or reason to know to the contrary), and other applicable certification requirements are met. Backup withholding will apply if the sale is subject to information reporting, the broker has actual knowledge that you are a U.S. person, and you have failed to provide the required information and certifications. Information reporting and backup withholding generally will apply to payments of proceeds from the sale of our common stock effected through a U.S. office of any U.S. or foreign broker, unless the beneficial owner, under penalties of perjury, certifies, among other things, its status as a Non-U.S. Holder or otherwise establishes an exemption.

Backup withholding does not represent an additional U.S. federal income tax. Any amounts withheld from a payment to a holder under the backup withholding rules will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information or returns are timely furnished by the holder to the Internal Revenue Service.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus supplement, the underwriters named below, for whom Morgan Stanley & Co. Incorporated and J.P. Morgan Securities Inc. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Number of
Name	Shares

Morgan Stanley & Co. Incorporated	700,000
J.P. Morgan Securities Inc.	700,000
BMO Capital Markets Corp.	400,000
Stephens Inc.	200,000

Total	2,000,000

The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus supplement are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus supplement if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus supplement and part to certain dealers at a price that represents a concession not in excess of $1.59 a share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to an aggregate of 300,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus supplement, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus supplement. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total purchase price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an aggregate of 300,000 additional shares of our common stock.

		Total
	Per Share	No Exercise	Full Exercise

Price to the public	$53.00	$106,000,000	$121,900,000
Underwriting discounts and commissions	$2.65	$5,300,000	$6,095,000
Proceeds to us (before expenses)	$50.35	$100,700,000	$115,805,000

We estimate that the expenses of this offering payable by us will be approximately $365,000.

The underwriters will pay Peter J. Solomon Securities Company, LLC a fee upon the closing of this offering from the underwriting discount as payment for financial advisory services to us in connection with the offering.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

We and each of our directors and executive officers have agreed that, among other things, without the prior written consent of Morgan Stanley & Co. Incorporated and J.P. Morgan Securities Inc. on behalf of the underwriters, we and such directors and executive officers will not, during the period ending 90 days after the date of this prospectus supplement (the “restricted period”):

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. We have also agreed not to file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock during the restricted period.

With respect to us, the restrictions described above do not apply to:

•	the sale of shares to the underwriters;

•	the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of the underwriting agreement of which the underwriters have been advised in writing; or

•	issuances of shares of common stock by us under our Stock Option Plan or Stock Incentive Plan or to our Employee Stock Ownership Plan.

With respect to our directors and executive officers, the restrictions described above do not apply to:

•	transactions relating to shares of common stock or other securities acquired in open market transactions after the date of this prospectus supplement, as long as no filing under Section 16(a) of the Exchange Act shall be required or voluntarily made in connection with subsequent sales of common stock or other securities acquired in such open market transactions, other than a filing on Form 5 made after the expiration of the restricted period;

•	transfers of shares of common stock or any security convertible into common stock as a bona fide gift or by will or the laws of intestacy;

•	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, as long as such plan does not provide for the transfer of common stock during the restricted period;

•	in the case of a stock option expiring during the restricted period, or restricted stock vesting under our incentive plans during the restricted period, the transfer by such director or executive officer to us of shares of common stock issuable upon the exercise of such stock option or the vested shares or otherwise pursuant to procedures permitted by the relevant Company incentive plan, in an amount not exceeding the amount necessary to permit the “cashless” exercise of such stock option or the vesting of the restricted stock and payment of any tax liabilities associated with such exercise or vesting;

•	transfers by the director or executive officer to affiliates of such director or executive officer;

•	liquidation transfers or distributions;

•	pledges to a pledgee; or

•	transfers by operation of law.

If shares of common stock are transferred pursuant to the second, fifth, sixth or seventh bullet of this paragraph, the recipient of those shares must also sign a lock-up agreement containing the same restrictions and terms as those described above.

Notwithstanding the foregoing, if during the last 17 days of the restricted period we issue an earnings release or material news or a material event relating to us occurs; or prior to the expiration of the restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the restricted period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

The amount of shares disclosed in our most recent proxy statement as owned by Joe Sanderson includes 9,808 shares owned of record by Mr. Sanderson’s wife, over which she exercises sole voting and investment power. Pursuant to Rule 13d-4 under the Exchange Act, Mr. Sanderson disclaims beneficial ownership of the 9,808 shares owned of record by his wife. The amount of shares disclosed in our most recent proxy statement as owned by John H. Baker, III includes 2,250 shares owned of record by a trust for the benefit of Mr. Baker’s wife, as to which an institutional trustee exercises sole voting and investment power, and as to which Mr. Baker, pursuant to Rule 13d-4 under the Exchange Act, disclaims beneficial ownership. The shares over which Mr. Sanderson and Mr. Baker have disclaimed beneficial ownership are not restricted by the lock-up agreements signed by Mr. Sanderson and Mr. Baker.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over allotment option. The underwriters can close out a covered short sale by exercising the over allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over allotment option. The underwriters may also sell shares in excess of the over allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

Our shares of common stock are listed on The Nasdaq Stock Market under the symbol “SAFM.”

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933 (the “Securities Act”).

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the company, for which they received or will receive customary fees and expenses. In addition, because an affiliate of BMO Capital Markets Corp. is a lender under our revolving credit facility, and such affiliate may receive more than 5% of the net proceeds of this offering when we apply such net proceeds to reduce indebtedness under our revolving credit facility, BMO Capital Markets Corp. may be deemed to have a “conflict of interest” with us under NASD Rule 2720 of FINRA. This offering is being conducted in compliance with the requirements of NASD Rule 2720.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the UK Financial Services and Markets Act 2000, or FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). You may read and copy this information at the following location of the SEC:

Public Reference Room
100 F Street, N.E.
Room 1580
Washington, D.C. 20549

You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy statements and other information about issuers like us who file electronically with the SEC. The address of the site is http://www.sec.gov.

We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the securities covered by this prospectus supplement and the accompanying prospectus. As permitted under SEC rules, this prospectus supplement and the accompanying prospectus do not contain all of the information set forth in the registration statement. For further information regarding us and the securities we may offer, you should read the registration statement and the documents, exhibits and schedules we filed with or incorporated by reference into the registration statement. The registration statement, including the documents, exhibits and schedules filed with it or incorporated by reference into it, may be inspected at the SEC’s public reference room and copies of all or any part may be obtained from that office upon payment of the prescribed fees. You can also obtain copies of the registration statement and the exhibits and schedules from commercial document retrieval services and from the SEC’s website at http://www.sec.gov.

The SEC allows us to “incorporate by reference” information into this document. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this prospectus, and information in documents that we file later with the SEC will automatically update and supersede information contained in documents filed earlier with the SEC or contained in this prospectus supplement and the accompanying prospectus. We incorporate by reference the documents listed below and any future filings that we may make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, including documents filed after the date of the registration statement and before its effectiveness and documents filed after the date of the prospectus until our offering is complete (other than any information “furnished” pursuant to Item 2.02, Item 7.01 or Item 9.01 of any Current Report on Form 8-K unless we specifically state in such Current Report that such information is to be considered “filed” under the Exchange Act, or we specifically incorporate the information by reference into a filing under the Securities Act or the Exchange Act):

Filings	Period or Date Filed

• Our Annual Report on Form 10-K	Year ended October 31, 2009
• Our Quarterly Reports on Form 10-Q	Quarter ended January 31, 2010
• Our Current Reports on Form 8-K and 8-K/A	Filed December 10, 2009, December 24, 2009, February 1, 2010, February 24, 2010 and March 29, 2010
• Our Definitive Proxy Statement on Schedule 14A (those portions incorporated into our Annual Report on Form 10-K only)	Filed January 14, 2010
•   The description of our common stock, par value $1.00 per share, included in amendment number 3 to our registration statement on Form 8-A, including any further amendment to that form that we may file in the future for the purpose of updating the description of our common stock.
Filed March 29, 2010

Any statement contained in a document incorporated by reference in this prospectus supplement shall be deemed to be incorporated by reference in this prospectus supplement and to be part of this prospectus supplement from the date of filing of the document. The information contained in this prospectus supplement, or in any document we file in the future that is automatically incorporated by reference into this prospectus supplement, could modify or update the information contained in documents that we have specifically incorporated by reference into this prospectus supplement. If that happens, only the modified or updated information will be considered a part of this prospectus supplement.

Documents incorporated by reference are available from the SEC as described above or from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this document. You can obtain documents incorporated by reference in this document by requesting them in writing or by telephone at the following address:

Chief Financial Officer
Sanderson Farms, Inc.
127 Flynt Road
Laurel, Mississippi 39443
Telephone: (601) 649-4030

You may also obtain these documents on our website at www.sandersonfarms.com as soon as reasonably practicable after they are filed electronically with the SEC. The information on our website is not a part of this prospectus supplement or the accompanying prospectus.

LEGAL MATTERS

Wise Carter Child & Caraway, Professional Association, Jackson, Mississippi, and Fishman Haygood Phelps Walmsley Willis & Swanson, L.L.P., New Orleans, Louisiana, will pass upon certain legal matters for us in connection with the offered securities. Certain legal matters will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

The consolidated financial statements of Sanderson Farms, Inc. appearing in Sanderson Farms, Inc.’s Annual Report (Form 10-K) for the year ended October 31, 2009 (including schedules appearing therein), and the effectiveness of Sanderson Farms, Inc.’s internal control over financial reporting as of October 31, 2009 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

With respect to the unaudited condensed consolidated interim financial information of Sanderson Farms, Inc. for the quarter ended January 31, 2010, incorporated by reference in this Prospectus, Ernst & Young LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report dated February 23, 2010 included in Sanderson Farms, Inc.’s Quarterly Report on Form 10-Q for the quarter ended January 31, 2010, and incorporated by reference herein, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Ernst & Young LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 (the “Act”) for their report on the unaudited interim financial information because that report is not a “report” or a “part” of the Registration Statement prepared or certified by Ernst & Young LLP within the meaning of Sections 7 and 11 of the Act.

PROSPECTUS
$1,000,000,000

Common Stock
Preferred Stock

We may offer and sell from time to time shares of common stock or preferred stock. We may offer the securities separately or together, in separate series or classes and in amounts, at prices and on terms described in one or more offerings.

We will provide the specific terms of the securities in supplements to this prospectus each time we make an offering. The aggregate initial offering price of the securities that we will offer will not exceed $1,000,000,000. We will offer the securities in amounts, at prices and on terms to be determined by market conditions at the time of the offerings.

We may sell these securities directly or through agents, underwriters or dealers, or through a combination of these methods. See “Plan of Distribution.” The prospectus supplements will list any agents, underwriters or dealers that may be involved and the compensation they will receive. The prospectus supplement will also show you the total amount of money that we will receive from selling the securities being offered, after the expenses of the offering.

We urge you to carefully read this prospectus and the accompanying prospectus supplement, together with the documents we incorporate by reference, which will describe the specific terms of these securities, before you make your investment decision.

Investing in these securities involves certain risks. Please read carefully the section entitled “Risk Factors” beginning on page 1 of this prospectus.

Our common stock is traded on the Nasdaq Stock Market under the symbol “SAFM.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 9, 2008.

You should rely only on the information contained in or incorporated by reference in this prospectus or any related prospectus supplement or free writing prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus is accurate as of any date other than the date on the front of this prospectus. The terms “Sanderson Farms,” “the Company,” “we,” “us” and “our” refer to Sanderson Farms, Inc. and its subsidiaries.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should carefully read both this prospectus and any applicable prospectus supplement together with additional information described under the heading “Where You Can Find More Information” before deciding to invest in any of the securities being offered.

We have filed or incorporated by reference exhibits to the registration statement of which this prospectus forms a part. You should read the exhibits carefully for provisions that may be important to you.

i

RISK FACTORS

Your investment in our securities involves risks.  You should carefully consider the risks described below, in addition to the other information and risk factors contained in, or incorporated by reference into, this prospectus and any accompanying prospectus supplement, including any risk factors contained in any annual report on Form 10-K incorporated by reference, before deciding whether an investment in our securities is appropriate for you.

Industry cyclicality can affect our earnings, especially due to fluctuations in commodity prices of feed ingredients, chicken and alternative proteins.

Profitability in the poultry industry is materially affected by the commodity prices of feed ingredients, chicken and, to a lesser extent, alternative proteins. These prices are determined by supply and demand factors. As a result, the poultry industry is subject to wide fluctuations that are called cycles. Typically we do well when chicken prices are high and feed prices are low. We do less well, and sometimes have losses, when chicken prices are low and feed prices are high. It is very difficult to predict when these cycles will occur. All we can safely predict is that they do and will occur.

Various factors can affect the supply of corn and soybean meal, which are the primary ingredients of the feed we use. In particular, global weather patterns, the global level of supply inventories and demand for feed ingredients, currency fluctuations and the agricultural and energy policies of the United States and foreign governments all affect the supply of feed ingredients. Weather patterns often change agricultural conditions in an unpredictable manner. A sudden and significant change in weather patterns could affect supplies of feed ingredients, as well as both the industry’s and our ability to obtain feed ingredients, grow chickens or deliver products. More recently, demand for corn from ethanol producers has resulted in sharply higher costs for corn and other grains. Increases in the prices of feed ingredients will result in increases in raw material costs and operating costs. Because our chicken prices are related to the commodity prices of chickens, we typically are not able to increase our product prices to offset these increased grain costs. We periodically enter into contracts to purchase feed ingredients at current prices for future delivery to manage our feed ingredient costs. This practice reduces but does not eliminate the risk of increased operating costs from commodity price increases.

Processed food and poultry inventories, and inventories of feed, eggs, medication, packaging supplies and live chickens, are stated on our balance sheet at the lower of cost (first-in, first-out method) or market. Our cost of sales is calculated during a period by adding the value of our inventories at the beginning of the period to the cost of growing, processing and distributing products produced during the period and subtracting the value of our inventories at the end of the period. If the market prices of our inventories are below the accumulated cost of those inventories at the end of a period, we would record adjustments to write down the carrying value of the inventory from cost to market value. These write-downs would directly increase our cost of sales by the amount of the write-downs. This risk is greatest when the costs of feed ingredients are high and the market value for finished poultry products is declining. Any adjustments that we make could be material, and could materially adversely affect our financial condition and results of operations.

Outbreaks of avian disease, such as avian influenza, or the perception that outbreaks may occur, can significantly restrict our ability to conduct our operations.

We take reasonable precautions to ensure that our flocks are healthy and that our processing plants and other facilities operate in a sanitary and environmentally sound manner. Nevertheless, events beyond our control, such as the outbreak of avian disease, even if it does not affect our flocks, could significantly restrict our ability to conduct our operations or our sales. An outbreak of disease could result in governmental restrictions on the import and export of fresh and frozen chicken, including our chicken products, or other products to or from our suppliers, facilities or customers, or require us to destroy one or more of our flocks. This could result in the cancellation of orders by our customers and create adverse publicity that may have a material adverse effect on our business, reputation and prospects. In addition, world wide fears about avian disease, such as avian influenza, has, in the past depressed demand for fresh and frozen chicken, which adversely impacted our sales.

Over the last few years there has been substantial publicity regarding a highly pathogenic strain of avian influenza, known as H5N1, which has affected Asia since 2002 and which has been found in Europe, Africa and the Middle East. It is widely believed that H5N1 is spread by migratory birds, such as ducks and geese. There have also been some cases where a highly pathogenic strain of H5N1 is believed to have passed from birds to humans as humans came into contact with live birds that were infected with the disease.

Although the highly pathogenic H5N1 strain has not been identified in North America, there have been outbreaks of low pathogenic strains of avian influenza in commercial broilers in North America, including in the U.S. and Mexico. In addition, low pathogenic strains of the avian influenza virus were detected in wild birds in the United States in 2006. Although these low pathogenic outbreaks have not generated the same level of concern, or received the same level of publicity or been accompanied by the same reduction in demand for poultry products in certain countries as that associated with the highly pathogenic H5N1 strain, they have nevertheless impacted our sales. Accordingly, even if the highly pathogenic strain of H5N1 does not spread to North America, we cannot assure you that it will not materially adversely affect domestic or international demand for poultry produced in North America, and, if it were to spread to North America, we cannot assure you that it would not significantly affect our operations or the demand for our products, in each case in a manner having a material adverse effect on our business, reputation or prospects.

A decrease in demand for our products in the export markets could materially and adversely affect our results of operations.

We export frozen chicken products overseas to Russia and other former Soviet countries, China and Mexico, among other countries. Any disruption to the export markets, such as trade embargos, import bans or quotas could materially impact our sales or create an over supply of chicken in the United States. This, in turn, could cause domestic poultry prices to decline. Any quotas or bans in the future could materially and adversely affect our sales and our results of operations.

Competition in the poultry industry with other poultry companies, especially companies with greater resources, may make us unable to compete successfully in these industries, which could adversely affect our business.

The poultry industry is highly competitive. Some of our competitors have greater financial and marketing resources than we have.

In general, the competitive factors in the U.S. poultry industry include:

•	price;

•	product quality;

•	brand identification;

•	breadth of product line and

•	customer service.

Competitive factors vary by major market. In the foodservice market, competition is based on consistent quality, product development, service and price. In the U.S. retail market, we believe that competition is based on product quality, brand awareness, price and customer service. Our success depends in part on our ability to manage costs and be efficient in the highly competitive poultry industry.

The loss of our major customers could have a material adverse effect on our results of operations.

Our sales to our top ten customers represented 47.6% of our net sales during the 2007 fiscal year. Our non-chill pack customers, with whom we generally do not have long-term contracts, could significantly reduce or cease their purchases from us with little or no advance notice, which could materially and adversely affect our sales and results of operations.

We must identify changing consumer preferences and develop and offer food products to meet their preferences.

Consumer preferences evolve over time and the success of our food products depends on our ability to identify the tastes and dietary habits of consumers and to offer products that appeal to their preferences. We introduce new products and improved products from time to time and incur significant development and marketing cost. If our products fail to meet consumer preference, then our strategy to grow sales and profits with new products will be less successful.

Inclement weather, such as excessive heat or storms, could hurt our flocks, which could in turn have a material adverse affect on our results of operations.

Extreme weather in the Gulf South region where we operate, such as excessive heat, hurricanes or other storms, could impair the health or growth of our flocks or interfere with our hatching, production or shipping operations due to power outages, fuel shortages, damage to infrastructure, or disruption of shipping channels, among other things. Any of these factors could materially and adversely affect our results of operations.

We rely heavily on the services of key personnel.

We depend substantially on the leadership of a small number of executive officers and other key employees. We do not have employment agreements with these persons and they would not be bound by non-competition agreements or non-solicitation agreements if they were to leave us. The loss of the services of these persons could have a material adverse effect on our business, results of operations and financial condition.

We depend on the availability of, and good relations with, our employees and contract growers.

We have approximately 10,419 employees, 3,575 of which are covered by collective bargaining agreements or are members of labor unions. In addition, we contract with over 725 independent farms in Mississippi, Texas and Georgia for the grow-out of our breeder and broiler stock and the production of broiler eggs. Our operations depend on the availability of labor and contract growers and maintaining good relations with these persons and with labor unions. If we fail to maintain good relations with our employees or with the unions, we may experience labor strikes or work stoppages. If we do not attract and maintain contracts with our growers, our production operations could be negatively impacted.

Changes in immigration legislation and enforcement could effect our business.

Immigration reform continues to attract significant attention in the public arena and the United States Congress. If new immigration legislation is enacted at the federal level or in states in which we do business, such legislation may contain provisions that could make it more difficult or costly for us to hire United States citizens and/or legal immigrant workers. In such case, we may incur additional costs to run our business or may have to change the way we conduct our operations, either of which could have a material adverse effect on our business, operating results and financial condition. Also, despite our past and continuing efforts to hire only United States citizens and/or persons legally authorized to work in the United States, increased enforcement efforts with respect to existing immigration laws by governmental authorities may disrupt a portion or our workforce or our operations at one or more of our facilities, thereby negatively impacting our business.

If our poultry products become contaminated, we may be subject to product liability claims and product recalls.

Poultry products may be subject to contamination by disease-producing organisms, or pathogens, such as Listeria monocytogenes, Salmonella and generic E. coli. These pathogens are generally found in the environment and, as a result, there is a risk that they, as a result of food processing, could be present in our processed poultry products. These pathogens can also be introduced as a result of improper handling by our customers, consumers or third parties after we have shipped the products. We control these risks through careful processing and testing of our finished product, but we cannot entirely eliminate them. We have little, if any, control over proper handling once the product has been shipped. Nevertheless, contamination that results from improper handling by our customers, consumers or third parties, or tampering with our products by those persons, may be blamed on us. Any publicity regarding product contamination or resulting illness or death could adversely affect us even if we did not cause the contamination and could have a material adverse effect on our business, reputation and future prospects. We could be required to recall our products if they are contaminated or damaged and product liability claims could be asserted against us.

We are exposed to risks relating to product liability, product recalls, property damage and injuries to persons, for which insurance coverage is expensive, limited and potentially inadequate.

Our business operations entail a number of risks, including risks relating to product liability claims, product recalls, property damage and injuries to persons. We currently maintain insurance with respect to certain of these risks, including product liability and recall insurance, property insurance, workers compensation insurance and general liability insurance, but in many cases such insurance is expensive and difficult to obtain. We cannot assure you that we can maintain on reasonable terms sufficient coverage to protect us against losses due to any of these events.

We would be adversely affected if we expand our business by acquiring other businesses or by building new processing plants, but fail to successfully integrate the acquired business or run a new plant efficiently.

We regularly evaluate expansion opportunities such as acquiring other businesses or building new processing plants. Significant expansion involves risks such as additional debt and integrating the acquired business or new plant into our operations. In evaluating expansion opportunities, we carefully consider the effect that financing the opportunity will have on our financial condition. Successful expansion depends on our ability to integrate the acquired business or efficiently run the new plant. If we are unable to do this, expansion could adversely affect our operations, financial results and prospects.

Governmental regulation is a constant factor affecting our business.

The poultry industry is subject to federal, state, local and foreign governmental regulation relating to the processing, packaging, storage, distribution, advertising, labeling, quality and safety of food products. Unknown matters, new laws and regulations, or stricter interpretations of existing laws or regulations may materially affect our business or operations in the future. Our failure to comply with applicable laws and regulations could subject us to administrative penalties and civil remedies, including fines, injunctions and recalls of our products. Our operations are also subject to extensive and increasingly stringent regulations administered by the Environmental Protection Agency, which pertain to the discharge of materials into the environment and the handling and disposition of wastes. Failure to comply with these regulations can have serious consequences, including civil and administrative penalties and negative publicity.

Our stock price may be volatile.

The market price of our common stock could be subject to wide fluctuations in response to factors such as the following, many of which are beyond our control:

•	market cyclicality and fluctuations in the price of feed grains and chicken products, as described above;

•	quarterly variations in our operating results, or results that vary from the expectations of securities analysts and investors;

•	changes in investor perceptions of the poultry industry in general, including our competitors and

•	general economic and competitive conditions.

In addition, purchases or sales of large quantities of our stock could have an unusual effect on our market price.

Anti-takeover provisions in our charter and by-laws may make it difficult for anyone to acquire us without approval of our board of directors.

Our articles of incorporation and by-laws contain provisions designed to discourage attempts to acquire control of our company without the approval of our board of directors. These provisions include a classified board of directors, advance notification requirements for stockholders to nominate persons for election to the board and to make stockholder proposals, special stockholder voting requirements and a “poison pill” that discourages acquisitions of shares that could increase ownership beyond 20% of our total shares. These measures may discourage offers to acquire us and may permit our board of directors to choose not to entertain offers to purchase us, even offers that are at a substantial premium to the market price of our stock. Our stockholders may therefore be deprived of opportunities to profit from a sale of control of our company.

THE COMPANY

We produce, process, market and distribute fresh and frozen chicken. We also prepare, process, market and distribute processed and prepared food items.

We sell chill pack, ice pack and frozen chicken, both whole and cut-up, primarily under the Sanderson Farms® brand name to retailers, distributors and casual dining operators principally in the southeastern, southwestern and western United States. During our fiscal year ended October 31, 2007, we processed approximately 343.6 million chickens, or approximately 2.0 billion dressed pounds. In addition, we purchased and further processed 8.0 million pounds of poultry products during fiscal 2007. According to 2007 industry statistics, we were the 4th largest processor of dressed chicken in the United States based on estimated average weekly processing.

Our chicken operations include our feed mills, hatcheries and processing plants in Laurel, Collins, Hazlehurst and McComb, Mississippi, Hammond, Louisiana, Bryan and Waco, Texas, and Moultrie, Georgia. We deliver chicks from our hatcheries to farmers, called growers, who have entered into contracts with us to raise the chicks for us. When the chicks reach the age we desire, we deliver them to our nearest processing plant. Our plants then process, sell and distribute our dressed chicken products.

We conduct our processed and prepared foods business through our Foods Division in Jackson, Mississippi. The Foods Division processes, markets and distributes over 75 processed and prepared food items, which we sell nationally and regionally, principally to distributors, national food service accounts, and retailers.

We conduct virtually all of our business through our subsidiaries. When we use “Sanderson Farms”, “we”, “us” and “our” in this prospectus, we mean Sanderson Farms, Inc. and its subsidiaries unless we have made it clear that we mean only a specified part of our operations.

Our principal executive offices are located at 127 Flynt Road, Laurel, Mississippi 39443 and our telephone number at that address is (601) 649-4030. We maintain a website at www.sandersonfarms.com. Information contained in or accessed through our website does not constitute a part of this prospectus.

USE OF PROCEEDS

Unless otherwise indicated in a prospectus supplement, the net proceeds from the sale of the securities will be used for acquisitions and other strategic opportunities.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated.

						Nine
						Months
						Ended
	Years Ended October 31,					July 31,
	2003	2004	2005	2006	2007	2008

Ratio of earnings to fixed charges	28.74	58.81	51.80	(4.56)	14.54	1.55

The ratios of earnings to fixed charges were calculated by dividing earnings by fixed charges. Earnings were calculated by adding income before income taxes, interest expense (including any discount or premium relating to indebtedness), the interest component of rental expense, the amortization of capitalized interest and the amortization of debt expenses. Fixed charges were calculated by adding interest expense (any discount or premium relating to indebtedness), capitalized interest and the interest component of rental expense and amortization of debt expense.

DESCRIPTION OF CAPITAL STOCK

This prospectus contains a summary of the securities that we may sell. These summaries are not meant to be a complete description of each security. However, this prospectus and the accompanying prospectus supplement contain the material terms of the securities being offered. The description in this section and in any prospectus supplement is qualified by reference to our articles of incorporation (including our certificate of designations) and by-laws. Copies of our articles of incorporation (including our certificate of designations) and by-laws are available from us upon request. These documents have also been filed with the SEC. Please read the section of this prospectus entitled “Where You Can Find More Information.”

Some of the matters discussed below may have anti-takeover effects, such as:

•	the Mississippi Shareholder Protection Act,

•	the authority of our board of directors to issue preferred stock,

•	the preferred share purchase rights, and

•	the provisions of our articles of incorporation and by-laws relating to:

•	supermajority voting requirements,

•	advance notification of nominations for director and stockholder proposals,

•	the classification of our board, and

•	special meetings of stockholders.

These provisions may discourage or prevent other persons from offering to acquire us, even on terms that might be favorable to our stockholders.

Authorized Capital Stock

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $1.00 per share, and 5,000,000 shares of preferred stock, of which 500,000 shares are designated as Series A Junior Participating Preferred Stock, par value $100 per share.

Common Stock

The holders of outstanding shares of our common stock are entitled to one vote per share with respect to all matters that are required by law to be submitted to stockholders. There are no cumulative voting rights. Each holder of common stock is entitled to share in dividends declared by our board of directors in proportion to the number of shares the stockholder owns, subject to any preferred dividend rights of future holders of our preferred stock. Dividends on the common stock are non-cumulative.

If our company is voluntarily or involuntarily liquidated or dissolved, the holders of all shares of our common stock will share equally in assets available for distribution to holders of common stock, but only after all of our prior obligations are paid, including liquidation preferences granted to any future holders of preferred stock. Shares of our common stock are fully paid and non-assessable once they are issued and paid for.

The holders of our common stock have no preemptive, redemption or conversion rights, nor do they have any preferential right to purchase or subscribe for any unauthorized but unissued capital stock or any securities convertible into our common stock.

Preferred Stock

Our articles of incorporation authorize our board of directors, without further action by our stockholders, to issue up to 5,000,000 shares of preferred stock and to fix the preferences, limitations and relative rights of the preferred stock. The board may determine whether the shares may be redeemed and, if so, the redemption price and the terms and conditions of redemption, the amount payable to preferred stockholders in the event of voluntary or involuntary liquidation of our company, sinking fund provisions for the redemption or purchase of shares, and any terms and conditions on which shares may be converted. We currently have no preferred stock outstanding.

The issuance of shares of preferred stock by our board of directors as described above may adversely affect the rights of the holders of our common stock. For example, preferred stock may rank prior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. The issuance of shares of preferred stock may discourage third party bids for our common stock or may otherwise adversely affect the market price of the common stock.

Our board of directors is permitted to issue series of preferred stock with features that would deter a hostile takeover of our company. This could adversely affect the holders of our common stock. Our articles of incorporation attempt to preserve this potential deterrent effect by providing that any amendment reducing the number of authorized shares of common stock or preferred stock, or modifying the terms or conditions fixed by the board of directors with respect to any series of preferred stock, would require the favorable vote of at least 75% of the total common stock outstanding. However, this special voting requirement would not apply when:

•	at least two-thirds of the board recommends the amendment, and

•	no person or entity, other than certain members of the Sanderson family, together with persons related to that person or entity, beneficially owns more than:

•	20% of the outstanding shares of common stock, or

•	20% or more of the total voting power entitled to vote on the amendment.

Certain Charter, By-Law and Statutory Provisions

Classified Board of Directors.  Our articles of incorporation divide the members of our board of directors into three classes, which are designated Class A, Class B and Class C. The members of each class serve for a three-year term. The terms are staggered, so that each year the term of only one of the classes expires. Staggering directors’ terms makes it more difficult for a potential acquirer to seize control of a target company through a proxy contest, even if the acquirer controls a majority of our stock, because only one-third of the directors stand for election in any one year.

Limitation of Liability and Indemnification of Directors and Officers.  Our articles of incorporation provide that our directors and officers will not be liable to us or our stockholders for money damages for any action, or any failure to take any action, except for:

•	the amount of a financial benefit received by a director to which he is not entitled,

•	an intentional infliction of harm on us or our stockholders,

•	liability for unlawful distributions of our assets or unlawful redemptions or repurchases of our stock, or

•	an intentional violation of criminal law.

The by-laws provide that we must indemnify our directors and officers for actions against them as our directors and officers to the fullest extent permitted by law, except for actions we bring against them directly.

Special Meetings of Stockholders.  Our chairman, any vice chairman, the president or the board of directors must call a special meeting whenever one is requested or demanded by a stockholder holding 10% or more of all the shares entitled to vote on any issue that the stockholder proposes for consideration at the special meeting. The articles of incorporation authorize the board to increase this percentage in its discretion.

Stockholder Voting Requirements.  Our by-laws provide that in general, action on a matter (other than the election of directors) by the stockholders is approved if more votes are cast in favor of the action than votes cast against the action at a meeting at which a quorum is present. Our stockholders may act by a written consent instead of a meeting of stockholders, but only if the written consent is signed by all of our stockholders having voting power on the proposed action. The effect of this is to eliminate stockholder action by written consent, because it would be impractical to obtain the consent of every stockholder. Directors are elected at the annual meeting of stockholders at which their terms expire or at any special meeting of stockholders called for the purpose of electing directors if they receive the affirmative vote of a majority of the shares represented at the meeting, if a quorum is present.

Our articles of incorporation require the affirmative vote of two-thirds of the outstanding shares of our common stock in order to:

•	amend certain provisions of the articles of incorporation (unless, in some circumstances, the amendment has been recommended by two-thirds of the board);

•	approve a merger, share exchange, consolidation, sale of all or substantially all of our assets or a similar transaction; and

•	remove a director.

Advance Notice Requirements for Director Nominations and Stockholder Proposals.  Our by-laws provide that our stockholders may nominate candidates for election as directors and may propose matters to be voted on at annual or special meetings of stockholders. The stockholder making a nomination or proposal must deliver a timely notice to us and comply with specified notice procedures contained in our by-laws. A notice for an annual or special meeting will be timely if the stockholder delivers it to us no later than 15 days after the day on which the notice of the meeting is given.

Amendment of Bylaws.  Our board of directors may amend or repeal the by-laws or adopt new by-laws by a majority vote. If any person, other than members of the Sanderson family, owns 20% or more of the outstanding stock or 20% or more of the total voting power entitled to vote on the matter, then changes to the by-laws concerning the following matters require the vote of 2/3 of the directors then in office:

•	classes of directors,

•	the filling of director vacancies,

•	super majority voting requirements,

•	cumulative voting and

•	classes of stock including preferences, limitations and relative rights.

Stockholders may amend or repeal by-laws or adopt new by-laws by a majority vote.

Mississippi Shareholder Protection Act.  We amended our articles to incorporate substantially all of the provisions of the Mississippi Shareholder Protection Act as it existed on April 21, 1989. Under the articles, we may not enter into any business combination with a 20% stockholder other than certain members of the Sanderson family unless:

•	holders of two-thirds of the shares not owned by the 20% stockholder approve the combination;

•	two-thirds of the directors who would continue in office after the transaction approve the combination; or

•	the aggregate amount of the offer meets certain fair price criteria.

The articles provide that only in very limited circumstances will amendments to these provisions apply to business combinations with stockholders who were 20% stockholders at the time the amendments were adopted or approved.

Preferred Share Purchase Rights

We adopted a shareholder rights agreement in 1999. The purpose of the rights is to force a potential acquirer to negotiate with our board of directors to ensure that our stockholders receive a fair price in any acquisition transaction. Under the terms of the agreement, a purchase right was declared as a dividend for each share of our common stock outstanding on May 4, 1999. The rights do not become exercisable and certificates for the rights will not be issued until ten business days after a person or group acquires or announces a tender offer for the beneficial ownership of 20% or more of our common stock. Special rules set forth in the agreement apply to determine beneficial ownership for members of the Sanderson family. Under these rules, such a member will not be considered to beneficially own certain shares of common stock, the economic benefit of which is received by any member of the Sanderson family, and certain shares of common stock acquired pursuant to our employee benefit plans.

The exercise price of a right is $75. Once exercisable, each right would entitle the holder to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $100 per share. Because of the liquidation, voting and dividend preferences associated with the preferred stock, the value of one one-hundredth of a share of the preferred stock should approximate the value of one share of our common stock. In addition, after a person or group acquires 20% of the common stock, but before such person or group acquires 50%, the board of directors may exchange the rights for shares of our common stock at a ratio of one common share to each on one-hundredth of a preferred share.

In some circumstances, the agreement also permits our stockholders to acquire additional shares of our common stock, or shares of an acquiror’s common stock, at a discount. The rights may be redeemed by the board of directors at $0.001 per right prior to an acquisition, through open market purchases, a tender offer or otherwise, of the beneficial ownership of 20% or more of the Company’s common stock. The rights expire on May 4, 2009.

PLAN OF DISTRIBUTION

We may sell or distribute the securities included in this prospectus to or through underwriters, through agents, through dealers, in private transactions, or directly by us. The distribution of the securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, or at negotiated prices.

In addition, we may sell some or all of the securities included in this prospectus through:

•	a block trade in which a broker-dealer may resell a portion of the block, as principal, in order to facilitate the transaction;

•	purchases by a broker-dealer, as principal, and resale by the broker-dealer for its account; or

•	ordinary brokerage transactions and transactions in which a broker solicits purchasers.

In addition, we may enter into option or other types of transactions that require us to deliver common shares to a broker-dealer, who will then resell or transfer the common shares under this prospectus. We may enter into hedging transactions with respect to our securities. For example, we may:

•	enter into transactions involving short sales of the common shares by broker-dealers;

•	sell common shares short and deliver the shares to close out short positions;

•	enter into option or other types of transactions that require us to deliver common shares to a broker-dealer, who will then resell or transfer the common shares under this prospectus; or

•	loan or pledge the common shares to a broker-dealer, who may sell the loaned shares or, in the event of default, sell the pledged shares.

We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment). In addition, we may otherwise loan or pledge securities to a financial institution or other third party that in turn may sell the securities short using this prospectus. Such financial institution or other third party may transfer its economic short position to investors in our securities or in connection with a concurrent offering of other securities.

Our common stock is listed on the Nasdaq Stock Market. There is currently no market for the preferred stock. If the shares of preferred stock are traded after their initial issuance, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities and other factors. While it is possible that an underwriter could inform us that it intends to make a market in the securities, such underwriter would not be obligated to do so, and any such market making could be discontinued at any time without notice. Therefore, we cannot assure you as to whether an active trading market will develop for the preferred stock. We have no current plans for listing the preferred stock on any securities exchange; any such listing will be described in the applicable prospectus supplement.

Any broker-dealers or other persons acting on our behalf that participate with us in the distribution of the securities may be deemed to be underwriters and any commissions received or profit realized by them on the resale of the shares may be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended (the “Securities Act”). As of the date of this prospectus, we are not a party to any agreement, arrangement or understanding between any broker or dealer and us with respect to the offer or sale of the securities pursuant to this prospectus.

We may have agreements with agents, underwriters, dealers and remarketing firms to indemnify them against certain civil liabilities, including liabilities under the Securities Act. Agents, underwriters, dealers and remarketing firms, and their affiliates, may engage in transactions with, or perform services for, us in the ordinary course of business. This includes commercial banking and investment banking transactions.

At the time that we make any particular offering of securities, to the extent required by the Securities Act, we will distribute a prospectus supplement setting forth the terms of the offering, including the aggregate number of securities being offered, the purchase price of the securities, the initial offering price of the securities, the names of any underwriters, dealers or agents, any discounts, commissions and other items constituting compensation from us and any discounts, commissions or concessions allowed or reallowed or paid to dealers.

Underwriters or agents could make sales in privately negotiated transactions and/or any other method permitted by law, including sales deemed to be an “at the market” offering as defined in Rule 415 promulgated under the Securities Act, which includes sales made directly on or through the Nasdaq Stock Market, the existing trading market for our common shares, or sales made to or through a market maker other than on an exchange.

We may also sell securities directly. In this case, no underwriters or agents would be involved.

If a prospectus supplement so indicates, underwriters, brokers or dealers, in compliance with applicable law, may engage in transactions that stabilize or maintain the market price of the securities at levels above those that might otherwise prevail in the open market.

Pursuant to a requirement by the Financial Industry Regulatory Authority (the “FINRA”), the maximum commission or discount to be received by any FINRA member or independent broker-dealer may not be greater than eight percent (8%) of the gross proceeds received by us for the sale of any securities being registered pursuant to SEC Rule 415 under the Securities Act.

If more than 10% of the net proceeds of any offering of securities made under this prospectus will be received by FINRA members participating in the offering or affiliates or associated persons of such FINRA members, the offering will be conducted in accordance with NASD Conduct Rule 2710(h).

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. You may read and copy this information at the following location of the Securities and Exchange Commission:

Public Reference Room
100 F Street, N.E.
Room 1580
Washington, D.C. 20549

You may also obtain copies of this information by mail from the Public Reference Section of the Securities and Exchange Commission, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Securities and Exchange Commission’s Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and

Exchange Commission also maintains an Internet worldwide web site that contains reports, proxy statements and other information about issuers like us who file electronically with the Securities and Exchange Commission. The address of the site is http://www.sec.gov.

We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the securities covered by this prospectus and any related prospectus supplement. As permitted under SEC rules, this prospectus and any prospectus supplement does not contain all of the information set forth in the registration statement. For further information regarding us and the securities we may offer, you should read the registration statement and the documents, exhibits and schedules we filed with or incorporated by reference into the registration statement. The registration statement, including the documents, exhibits and schedules filed with it or incorporated by reference into it, may be inspected at the SEC’s public reference room and copies of all or any part may be obtained from that office upon payment of the prescribed fees. You can also obtain copies of the registration statement and the exhibits and schedules from commercial document retrieval services and from the SEC’s web site at http://www.sec.gov.

The Securities and Exchange Commission allows us to “incorporate by reference” information into this document. This means that we can disclose important information to you by referring you to another document filed separately with the Securities and Exchange Commission. The information incorporated by reference is considered to be a part of this prospectus, and information in documents that we file later with the SEC will automatically update and supersede information contained in documents filed earlier with the SEC or contained in this prospectus or a prospectus supplement. We incorporate by reference in this prospectus the documents listed below and any future filings that we may make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including documents filed after the date of the registration statement and before its effectiveness and documents filed after the date of the prospectus until our offering is complete (other than any information furnished pursuant to Item 2.02 or Item 7.01 of any Current Report on Form 8-K unless we specifically state in such Current Report that such information is to be considered “filed” under the Exchange Act, or we incorporate it by reference into a filing under the Securities Act or the Exchange Act):

Filings	Period or Date Filed

• Our Annual Report on Form 10-K	Year ended October 31, 2007
• Our Quarterly Reports on Form 10-Q	Quarters ended January 31, 2008, April 30, 2008, and July 31, 2008
• Our Current Reports on Form 8-K	Filed December 7, 2007, January 29, 2008, February 29, 2008, March 4, 2008, April 29, 2008, May 2, 2008, May 27, 2008, July 1, 2008, August 27, 2008, and October 1, 2008
• Our Definitive Proxy Statement on Schedule 14A	Filed January 24, 2008
•   The description of our common stock, par value $1.00 per share, included in amendment number 2 to our registration statement on Form 8-A, including any further amendment to that form that we may file in the future for the purpose of updating the description of our common stock.
Filed October 9, 2008

Any statement contained in a document incorporated by reference in this prospectus shall be deemed to be incorporated by reference in this prospectus and to be part of this prospectus from the date of filing of the document. The information contained in this prospectus, or in any document we file in the future that is automatically incorporated by reference into this prospectus, could modify or update the information contained in documents that we have specifically incorporated by reference into this prospectus. If that happens, only the modified or updated information will be considered a part of this prospectus.

Documents incorporated by reference are available from the Securities and Exchange Commission as described above or from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this document. You can obtain documents incorporated by reference in this document by requesting them in writing or by telephone at the following address:

Chief Financial Officer
Sanderson Farms, Inc.
225 North Thirteenth Avenue
Laurel, Mississippi 39440
Telephone: (601) 649-4030

INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus and our financial statements and other documents incorporated by reference in this prospectus contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on a number of assumptions about future events and are subject to various risks, uncertainties and other factors that may cause actual results to differ materially from the views, beliefs and estimates expressed in such statements. These risks, uncertainties and other factors include, but are not limited to the following:

(1) Changes in the market price for our finished products and feed grains, both of which may fluctuate substantially and exhibit cyclical characteristics typically associated with commodity markets.

(2) Changes in economic and business conditions, monetary and fiscal policies or the amount of growth, stagnation or recession in the global or U.S. economies, either of which may affect the value of inventories, the collectability of accounts receivable or the financial integrity of customers, and the ability of the end user or consumer to afford protein.

(3) Changes in the political or economic climate, trade policies, laws and regulations or the domestic poultry industry of countries to which we or other companies in the poultry industry ship product, and other changes that might limit our or the industry’s access to foreign markets.

(4) Changes in laws, regulations, and other activities in government agencies and similar organizations applicable to us and the poultry industry and changes in laws, regulations and other activities in government agencies and similar organizations related to food safety.

(5) Various inventory risks due to changes in market conditions.

(6) Changes in and effects of competition, which is significant in all markets in which we compete, and the effectiveness of marketing and advertising programs. We compete with regional and national firms, some of which have greater financial and marketing resources than we do.

(7) Changes in accounting policies and practices we have adopted voluntarily or which we were required to adopt by accounting principles generally accepted in the United States.

(8) Disease outbreaks affecting the production performance and/or marketability of our poultry products.

(9) Changes in the availability and cost of labor and growers.

We caution you not to place undue reliance on forward-looking statements we make or that are made on our behalf. Each such statement speaks only as of the day it was made. We undertake no obligation to update or to revise any forward-looking statements. We cannot control the factors described above. The words “believes”, “estimates”, “plans”, “expects”, “should”, “outlook”, and “anticipates” and similar expressions as they relate to us or our management are intended to identify forward-looking statements.

LEGAL MATTERS

The validity of the securities offered by this prospectus has been passed upon for us by our corporate counsel, Wise Carter Child & Caraway, Professional Association, Jackson, Mississippi.

EXPERTS

The consolidated financial statements of Sanderson Farms, Inc. appearing in Sanderson Farms, Inc.’s Annual Report (Form 10-K) for the year ended October 31, 2007 (including schedules appearing therein), and the effectiveness of Sanderson Farms, Inc.’s internal control over financial reporting as of October 31, 2007 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

With respect to the unaudited condensed consolidated interim financial information of Sanderson Farms, Inc. for the quarters ended January 31, 2008, April 30, 2008 and July 31, 2008, incorporated by reference in this Prospectus, Ernst & Young LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports dated February 25, 2008, May 20, 2008 and August 22, 2008 included in Sanderson Farms, Inc.’s Quarterly Reports on Form 10-Q for the quarters ended January 31, 2008, April 30, 2008 and July 31, 2008, respectively, and incorporated by reference herein, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Ernst & Young LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 (the “Act”) for their reports on the unaudited interim financial information because those reports are not a “report” or a “part” of the Registration Statement prepared.

FINANCIAL STATEMENTS

Our financial statements are incorporated by reference to our most recent Form 10-K report and any Form 10-Q reports that we filed after our most recent Form 10-K report.

Financial statements may also be included in other SEC filings that are incorporated into this prospectus by reference. See the section of this prospectus entitled “Where You Can Find More Information.”